SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   ----------


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                For August 5, 2004

                                 ING GROEP N.V.
                               Amstelveenseweg 500
                                1081-KL Amsterdam
                                 The Netherlands


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.




             Form 20-F       X            Form 40-F
                        ------------                  -----------



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.




                 Yes                           No          X
                        ----------                    ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  Page 1 of 39
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

This Report contains a copy of the following:

(1) The Press Release issued on August 5, 2004









                                  Page 2 of 39
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

                                                                [ING GROUP LOGO]
--------------------------------------------------------------------------------
PRESS RELEASE
--------------------------------------------------------------------------------
Amsterdam o 5 August 2004


ING GROUP 2004 FIRST-HALF OPERATING NET PROFIT RISES 35.2%
STRONG RESULTS FROM BANKING BUSINESSES CONTINUE TO DRIVE PROFIT GROWTH

o OPERATING NET PROFIT RISES 35.2% TO EUR 2,796 MILLION
o NET PROFIT PER SHARE RISES 32.0% TO EUR 1.36 FROM EUR 1.03
o OPERATING NET PROFIT FROM BANKING RISES 65.3% TO EUR 1,327 MILLION
o OPERATING NET PROFIT FROM INSURANCE RISES 16.1% TO EUR 1,469 MILLION
o RAROC OF BANKING AND IRR OF INSURANCE BOTH SHOW STRONG INCREASE
o DEBT/EQUITY RATIO OF ING GROUP IMPROVES TO 12.1% FROM 14.4% AT END 2003
o ING TO PAY INTERIM DIVIDEND OF EUR 0.49 PER SHARE, EQUAL TO HALF OF 2003 DIVIDEND
o ING CHANGES DIVIDEND POLICY, CASH PORTION WILL NOT BE FINANCED BY ISSUING
  STOCK

CHAIRMAN'S STATEMENT

 "ING posted strong results in the first half, driven by an excellent performance at our banking businesses, as well as exceptionally low claims at our non-life insurance units and a gain on the sale of our Australian non-life business," said Michel Tilmant, chairman of the Executive Board. "All three banking business lines showed top-line growth while improving their cost/income ratios, and risk costs declined sharply. The life insurance businesses in the US and Asia also benefited from higher sales, stricter product pricing and lower credit losses."

"This year we accelerated a programme to actively manage our portfolio of businesses, taking steps to sell units that no longer fit into our long-term strategy, such as the Asian cash equities business, and the Australian non-life insurance joint venture. We have agreed to sell CenE Bankiers in the Netherlands, and are in talks regarding ING BHF-Bank in Germany," Tilmant said. "As a result, ING's debt/equity ratio is improving, so we decided to change ING's dividend-funding policy to limit dilution of earnings per share."

 "The positive trends we experienced in the first quarter continued in the second quarter. Loan loss provisions and credit losses have declined sharply, and are now well below long-term average levels," Tilmant said. "However, there is still need for caution, as stock-market volatility and swift changes in interest rates could pose challenges for some businesses in the short run."

"We are optimistic about the results for the full year," Tilmant said. "However, we have adopted a policy to no longer give profit forecasts."


--------------------------------------------------------------------------------
ALL FIGURES COMPARE FIRST HALF 2004 WITH FIRST HALF 2003 UNLESS OTHERWISE
                                   STATED.
--------------------------------------------------------------------------------
PRESS CONFERENCE: 5 August, 9:30 a.m. CET at ING House, Amsterdam. Presentation
                            & webcast at www.ing.com
    ANALYST PRESENTATION: 5 August, 11:15 a.m. CET at ING House, Amsterdam.
                     Presentation & webcast at www.ing.com
                 ANALYST CONFERENCE CALL: 5 August, 3 p.m. CET.
      Listen in: NL +31 45 631 6910 UK +44 20 8515 2312 US +1 303 262 2130
           ANALYST PRESENTATION: 6 August, 11 a.m. UK time in London.
                             Webcast at www.ing.com
--------------------------------------------------------------------------------
  MEDIA RELATIONS +31 20 541 5446            INVESTOR RELATIONS +31 20 541 5571
--------------------------------------------------------------------------------
                                  Page 3 of 39
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
1.1 ING GROUP

------------------------------------------------------------------------------------------------------------
   TABLE 1. ING GROUP KEY FIGURES
                                                     FIRST HALF                       SECOND QUARTER
                                                1H          1H          %          2Q         2Q          %
In EUR million                                2004        2003     Change        2004       2003     Change
------------------------------------------------------------------------------------------------------------
Operating profit before tax:
- Insurance Europe                             774         798       -3.0         365        400       -8.8
- Insurance Americas                           800         634       26.2         460        395       16.5
- Insurance Asia/Pacific                       527         176      199.4         405        105      285.7
- Other                                        -43          88                     39        184
                                           -------     -------                  -----      -----
INSURANCE OPERATING PROFIT BEFORE TAX        2,058       1,696       21.3       1,269      1,084       17.1

- Wholesale Banking                          1,170         752       55.6         511        358       42.7
- Retail Banking                               678         493       37.5         351        257       36.6
- ING Direct                                   203          31      554.8         128         24      433.3
- Other                                        -71         -66                    -21        -25
                                           -------     -------                  -----      -----
BANKING OPERATING PROFIT BEFORE TAX          1,980       1,210       63.6         969        614       57.8

TOTAL OPERATING PROFIT BEFORE TAX            4,038       2,906       39.0       2,238      1,698       31.8
Taxation                                     1,100         678       62.2         568        444       27.9
Third-party interests                          142         160      -11.3          65         88      -26.1
                                           -------     -------                  -----      -----
OPERATING NET PROFIT*                        2,796       2,068       35.2       1,605      1,166       37.7
- of which Insurance                         1,469       1,265       16.1         935        761       22.9
- of which Banking                           1,327         803       65.3         670        405       65.4

Capital gains/negative value adjustment
shares                                          47         -38                     36        697
                                           -------     -------                  -----      -----
NET PROFIT                                   2,843       2,030       40.0       1,641      1,863      -11.9

Net profit per share (In EUR)                 1.36        1.03       32.0        0.79       0.95      -16.8
Operating net return on equity**             24.8%       21.5%
Debt/equity ratio***                         12.1%       14.4%
Total staff (average FTEs)                 113,300     115,500       -1.9
------------------------------------------------------------------------------------------------------------

*   Operating net profit = net profit excluding realised capital gains/losses on shares and negative revaluation reserve shares
**  2003 figures are full-year
*** 2003 figures are year-end

FIRST-HALF PROFIT
Operating net profit rose 35.2% to EUR 2,796 million, led by strong increases in operating profit from ING's three banking business lines, driven by a sharp decline in risk costs and higher income. The insurance businesses in the Americas and Asia/Pacific also posted higher profit, driven by exceptionally strong results from non-life insurance, higher life insurance sales in the US and Asia, and a gain on the sale of ING's non-life joint venture in Australia. Profit from Insurance Europe declined due to lower results in the Netherlands.

First-half net profit rose 40.0% to EUR 2,843 million, including EUR 47 million in realised capital gains on equities in the first half of 2004 as well as realised capital losses and a negative adjustment to the revaluation reserve shares which totalled EUR 38 million in the first half of 2003.

Net profit per share rose 32.0% to EUR 1.36 from EUR 1.03 in the first half last year. The increase lagged growth in total net profit due to an increase in the average number of shares outstanding because ING's dividend has been fully funded in stock since the final dividend 2002. ING will continue to offer shareholders a choice to receive the dividend in cash or stock, but beginning with the interim dividend for 2004, it will no longer issue shares to fund the cash portion of the dividend.

Operating net profit from insurance rose 16.1% to EUR 1,469 million led by higher profit from the Americas and Asia/Pacific. For Insurance Americas, operating profit before tax increased 26.2% to EUR 800 million. Results from the US life business continued to improve and the Canadian non-life insurance operations posted exceptionally good results due to a very favourable claims experience. Operating profit before tax from Insurance Asia/Pacific increased from EUR 176 million to EUR 527 million, including a one-

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

off gain of EUR 219 million from the sale of ING's stake in its Australian non-life insurance venture. Excluding that gain, operating profit before tax from Insurance Asia/Pacific increased 75.0%, driven by higher sales and a favourable claims environment. Insurance Europe posted a 3.0% decrease in operating profit before tax to EUR 774 million, due to lower life insurance profit in the Netherlands mainly as a result of higher costs and lower one-off gains.

Operating net profit from banking rose 65.3% to EUR 1,327 million, lifted by higher profit from all three business lines. Wholesale Banking posted a 55.6% increase in operating profit before tax, driven by a substantial reduction in risk costs and continued growth in income. Operating profit before tax from Retail Banking increased 37.5% to EUR 678 million, bolstered by higher income, lower risk costs and a decline in operating expenses. ING Direct posted an operating profit before tax of EUR 203 million, up from EUR 31 million in the first half of 2003, as it continued to attract new clients and funds.

ONE-OFF ITEMS
One-off items resulted in a net gain of EUR 184 million in the first half of 2004, which was roughly balanced by a net gain of EUR 207 million in the first half of 2003. In the first half of 2004, ING booked gains of EUR 146 million (EUR 219 million before tax) on the sale of its Australian non-life insurance venture and EUR 92 million (EUR 96 million before tax) from a gain on old reinsurance business, as well as a loss plus additional expenses of EUR 54 million (EUR 84 million before tax) from the sale of the Asian equities unit. The year-earlier period included a gain of EUR 247 million (EUR 303 million before tax) from old reinsurance business and a restructuring charge of EUR 40 million (EUR 45 million before tax) for ING BHF-Bank and ING Bank France. (See Appendix 5.2)

CURRENCY IMPACT
The weakening of most currencies against the euro had a negative impact of EUR 46 million on first-half net profit. That was partially offset by a gain of EUR 87 million after tax on the US dollar hedge, compared with a gain of EUR 54 million on the hedge in the first half of 2003. ING has hedged the expected profits in US dollar and dollar-linked currencies for the remainder of 2004.

SECOND-QUARTER PROFIT
Second-quarter operating net profit rose 37.7% to EUR 1,605 million, compared with the second quarter of 2003. Operating net profit from banking increased 65.4% to EUR 670 million, boosted by higher income and substantially lower risk costs. Insurance operating net profit rose 22.9% to EUR 935 million, lifted by very strong non-life results in Canada, higher life results in Asia, and the gain on the sale of the Australian non-life business. Second-quarter net profit declined 11.9% to EUR 1,641 million, due to a gain of EUR 697 million in the second quarter of 2003, when ING recouped most of the negative value adjustment on the revaluation reserve shares taken in the first quarter of 2003.

Compared with the first quarter of 2004, operating net profit rose 34.8% to EUR 1,605 million from EUR 1,191 million, driven by a 75.1% increase in operating net profit from insurance, due in part to the gains on the sale of the Australian non-life insurance joint venture and the old reinsurance business. Operating net profit from banking rose 2.0% to EUR 670 million from EUR 657 million.

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

1.2 BALANCE SHEET & CAPITAL

--------------------------------------------------------------------------------
   TABLE 2. KEY BALANCE SHEET FIGURES
                                  30 June      31 Dec.           %      31 March
In EUR billion                       2004         2003      Change          2004
--------------------------------------------------------------------------------
Shareholders' equity                 24.1         21.3        12.8          22.9
- insurance operations               13.3         12.0        11.5          12.8
- banking operations                 17.4         16.7         4.1          17.4
- eliminations*                      -6.6         -7.4                      -7.3

TOTAL ASSETS                        871.6        778.8        11.9         830.0

Operating net return on equity      24.8%        21.5%                     21.8%
- insurance operations              23.0%        22.7%                     17.2%
- banking operations                17.9%        11.1%                     18.1%
--------------------------------------------------------------------------------
* own shares, subordinated loans, third-party interests, debenture loans and other eliminations

SHAREHOLDERS' EQUITY
On 30 June 2004, ING's shareholders' equity amounted to EUR 24.1 billion, an increase of EUR 2.8 billion, or 12.8%, compared with year-end 2003. The first-half net profit added EUR 2.8 billion to shareholders' equity and revaluations accounted for an increase of EUR 0.3 billion.

CAPITAL RATIOS
The debt/equity ratio of ING Groep NV improved to 12.1% from 14.4% at the end of 2003. The improvement was caused by a EUR 3.4 billion increase in the capital base due to higher retained earnings, a positive revaluation of shares and real estate, and the issue of hybrid securities in June as well as a EUR 0.3 billion decrease in core debt. The capital coverage ratio for ING's insurance operations increased to 184% of regulatory requirements at the end of June, compared with 180% at year-end 2003. The Tier-1 ratio of ING Bank Holding NV stood at 7.65% on 30 June 2004 up from 7.59% at the end of 2003. The solvency ratio (BIS ratio) for the bank fell from 11.34% to 11.27%. Compared with year-end 2003, total risk-weighted assets rose by EUR 21.4 billion, or 8.5%, to EUR 272.7 billion. Almost half of the increase was due to the growth of ING Direct.

RETURN ON EQUITY
The operating net return on equity increased from 21.5% for the full year 2003 to 24.8% in the first half of 2004. The operating net return on equity of the insurance operations rose from 22.7% in 2003 to 23.0% in the first half, while the operating net return on equity from banking rose from 11.1% to 17.9%.

ASSETS UNDER MANAGEMENT
Assets under management increased 6.1% in the first six months to EUR 490.8 billion at the end of June 2004. The EUR 28.1 billion increase resulted from a net inflow of EUR 13.7 billion, EUR 8.6 billion from higher stock markets, and EUR 7.8 billion from positive currency rate differences. Divestments had a negative impact of EUR 2.0 billion, mainly due to the deconsolidation of Baring Private Equity Partners.

1.3 DIVIDEND

ING Group will pay an interim dividend of EUR 0.49 per ordinary share, equal to a rounded half of the total dividend paid over the book-year 2003 (EUR 0.97), in line with the dividend policy. Shareholders can choose to receive the dividend in either cash or shares. As ING's capital position is more than adequate and the debt/equity ratio of the group has been reduced, ING will not issue new shares to finance the cash portion of the dividend. The ING share will be quoted ex-dividend as from 6 August 2004. From 6 August until 27 August shareholders can decide to receive the interim dividend 2004 in cash or shares. The exchange ratio, which will be announced on 3 September after closing of the Euronext Amsterdam Stock Exchange, will be based on the volume-weighted average share price over the period of 30 August to 3 September inclusively. The interim dividend will be made payable on 10 September 2004. The value of the dividend in cash will be 0 to 4% lower than the dividend in stock.

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
1.4 INSURANCE OPERATIONS

--------------------------------------------------------------------------------------------------------
   TABLE 3. ING GROUP: INSURANCE PROFIT & LOSS ACCOUNT
                                             FIRST HALF                         SECOND QUARTER
                                       1H           1H          %           2Q           2Q            %
In EUR million                       2004         2003     Change         2004         2003       Change
--------------------------------------------------------------------------------------------------------
Premium income                     21,894       20,852        5.0       10,528        9,872          6.6
- of which life                    18,139       16,804        7.9        8,905        8,015         11.1
- of which non-life                 3,755        4,048       -7.2        1,623        1,857        -12.6
Income from investments             4,716        4,804       -1.8        2,467        2,531         -2.5
Commission income                     582          639       -8.9          281          313        -10.2
Other income                          360          349        3.2          214          151         41.7
                                   ------       ------                  ------       ------
TOTAL OPERATING INCOME             27,552       26,644        3.4       13,490       12,867          4.8

Underwriting expenditure           22,612       21,900        3.3       10,775       10,300          4.6
Other interest expenses               540          534        1.1          255          261         -2.3
Operating expenses                  2,318        2,377       -2.5        1,176        1,188         -1.0
Investment losses                      24          137      -82.5           15           34        -55.9
                                   ------       ------                  ------       ------
TOTAL OPERATING EXPENDITURE        25,494       24,948        2.2       12,221       11,783          3.7

OPERATING PROFIT BEFORE TAX         2,058        1,696       21.3        1,269        1,084         17.1
- of which life insurance           1,225        1,147        6.8          663          702         -5.6
- of which non-life insurance         833          549       51.7          606          382         58.6

Taxation                              538          383       40.5          308          294          4.8
Third-party interests                  51           48        6.3           26           29        -10.3
                                   ------       ------                  ------       ------
OPERATING NET PROFIT*               1,469        1,265       16.1          935          761         22.9

Capital gains/negative value
adjustment shares                      47          -15                      36          598
                                   ------       ------                  ------       ------
NET PROFIT                          1,516        1,250       21.3          971        1,359        -28.6

KEY FIGURES
Value of new business**               286          220       30.0
Internal rate of return***          11.4%        10.9%
Operating net return on equity***   23.0%        22.7%
Staff (average FTEs)               49,700       51,400       -3.3
--------------------------------------------------------------------------------------------------------

*   Operating net profit = net profit excluding realised capital gains/losses on shares and negative revaluation reserve shares
**  2003 figures represent one-half of full-year 2003 production
*** 2003 figures are full-year

FIRST-HALF PROFIT
Operating net profit from insurance increased 16.1% to EUR 1,469 million, bolstered by exceptionally strong non-life insurance results in Canada, higher life results in the US and Asia, and the gain on the sale of ING's non-life insurance joint venture in Australia. Net profit from insurance increased 21.3% to EUR 1,516 million in the first half, including EUR 47 million in capital gains on equities compared with a negative value adjustment of EUR 15 million on the revaluation reserve shares in the first half last year. The effective tax rate on operating profit increased to 26.1% from 22.6% in the first half of 2003, mainly due to a deferred tax benefit in the Netherlands in the year-earlier period. Operating profit before tax rose 21.3% to EUR 2,058 million.

Operating profit before tax from life insurance rose 6.8% to EUR 1,225 million, driven by higher profit from the US and Asia, mainly due to lower credit-related losses and higher sales. That was partially offset by lower life results in the Netherlands, mainly due to higher expenses and a lower one-off gain from the old reinsurance business.

Operating profit before tax from non-life insurance increased 51.7% to EUR 833 million, boosted by the one-off gain from the sale of the Australian non-life business and exceptionally favourable claims experience, particularly in Canada and Australia. The combined ratio improved sharply to 89% from 97% in the first half of 2003. The Australian operations, which were sold as of 30 June 2004, will be excluded from ING's figures as of the third quarter.

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

Total operating income increased 3.4%, driven by a 5.0% increase in premium income to EUR 21,894 million, led by the US and Asia. Excluding the impact of currencies, acquisitions and divestments, premium income rose 12.6%, driven by a 21.4% increase in US life premiums and a 26.4% increase in life premiums from Asia/Pacific. Investment income declined 1.8% to EUR 4,716 million, largely due to currency effects in the Americas.

Operating expenses from the insurance operations declined 2.5% to EUR 2,318 million. Excluding the impact of currencies, acquisitions and divestments, operating expenses increased 5.2%, mainly due to a restructuring provision of EUR 21 million and costs related to clearing backlogs and improving service levels in the Netherlands. Almost all other operations world-wide showed either a modest increase or a decrease in operating expenses. Expenses as a percentage of assets under management for investment products improved by one basis point to 85 basis points from 86 basis points for full-year 2003. Expenses as a percentage of premiums for life products fell to 12.14% from 13.23% in 2003. The expense ratio for non-life insurance was 27%, up from 26% a year earlier.

Investment losses dropped to EUR 24 million, or 4 basis points of total fixed-interest securities, which is far below the normalised level of about 20 basis points. In the first half last year, investment losses amounted to EUR 137 million, or 20 basis points of total fixed-income securities.

VALUE OF NEW LIFE INSURANCE BUSINESS
The value of new business at ING's life insurance operations increased to EUR 286 million, up 30.0% compared with one-half of full-year 2003 production. The increase was primarily due to higher sales and a more profitable product mix. Within Insurance Europe, the Dutch life insurance unit increased margins as it adjusted product pricing. The value of new business in the Netherlands recovered, increasing from EUR 5 million to EUR 30 million. In the Americas both sales and margins increased from 2003. The value of new life business in the Americas increased more than 70% to EUR 82 million, including EUR 15 million from the inclusion of the pension business in Latin America starting from 2004. The value of new life business in Asia/Pacific increased 6% to EUR 134 million, accounting for 46.9% of the Group's total.

The internal rate of return for the business written in the first six months was 11.4%, up from 10.9% overall for 2003. The internal rate of return in the Netherlands improved strongly to 11.0% from 8.0% in 2003. (See Appendix 6)

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
1.5  BANKING OPERATIONS

-------------------------------------------------------------------------------------------------------------------
TABLE 4.  ING GROUP: BANKING PROFIT & LOSS ACCOUNT
                                                             FIRST HALF                      SECOND QUARTER
                                                       1H          1H           %         2Q          2Q          %
In EUR million                                       2004        2003      Change       2004        2003     Change
-------------------------------------------------------------------------------------------------------------------
Interest result                                     4,390       3,917        12.1      2,227       1,948       14.3
Commission                                          1,352       1,232         9.7        642         635        1.1
Other income                                          664         628         5.7        270         303      -10.9
                                                   ------      ------                  -----       -----
TOTAL OPERATING INCOME                              6,406       5,777        10.9      3,139       2,886        8.8

OPERATING EXPENSES                                  4,161       3,952         5.3      2,042       1,982        3.0
                                                   ------      ------                  -----       -----
Gross result                                        2,245       1,825        23.0      1,097         904       21.3
Addition to provisions for loan losses                265         615       -56.9        128         290      -55.9
                                                   ------      ------                  -----       -----
OPERATING PROFIT BEFORE TAX                         1,980       1,210        63.6        969         614       57.8

Taxation                                              562         295        90.5        260         150       73.3
Third-party interests                                  91         112       -18.8         39          59      -33.9
                                                   ------      ------                  -----       -----
OPERATING NET PROFIT                                1,327         803        65.3        670         405       65.4

Capital gains/negative value adjustment shares                    -23                                 99
                                                   ------      ------                  -----       -----
NET PROFIT                                          1,327         780        70.1        670         504       32.9

KEY FIGURES
Cost/income ratio                                   65.0%       68.4%                  65.1%       68.7%
RAROC (pre-tax)                                     23.9%       18.0%
Total risk-weighted assets** (in EUR billion)       272.7       251.3         8.5
Addition to provisions for loan losses in
basis points of average credit-risk-weighted
assets                                                 21          51
Staff (average FTEs)                               63,600      64,100        -0.8
-------------------------------------------------------------------------------------------------------------------

*  Operating net profit = net profit excluding realised capital gains/losses on shares and negative revaluation reserve shares
** 30 June 2004 compared with year-end 2003

FIRST-HALF PROFIT
First-half operating net profit from the banking operations rose 65.3% to EUR 1,327 million, driven by a 10.9% increase in operating income, a sharp reduction in risk costs, and continued cost control. All three banking business lines reported strong increases in results. Net profit increased 70.1%, including a negative adjustment of EUR 23 million on the revaluation reserve shares in the first half last year. The effective tax rate on operating profit increased to 28.4% from 24.4% in the first half of 2003. Operating profit before tax rose 63.6% to EUR 1,980 million.

Total operating income from banking rose 10.9% to EUR 6,406 million, with almost all income lines contributing to the increase. The interest result rose 12.1% to EUR 4,390 million, due to a higher average balance sheet total, mainly driven by the continued strong growth of ING Direct. The total interest margin narrowed 6 basis points to 1.53% compared with the same period last year. That was fully attributable to the increased share of the balance sheet total from outside the Netherlands, where interest margins are lower, mainly triggered by ING Direct, which has an interest margin of about 1%. The interest margin narrowed in the second quarter to 1.49% from 1.56% in the first. Bank lending increased by EUR
21.8 billion, or 7.5%, from the end of 2003 to EUR 314.4 billion at the end of June. Corporate lending rose by EUR 10.8 billion, while personal lending increased by EUR 11.1 billion. The growth in personal lending was almost entirely due to a EUR 10.5 billion increase in residential mortgages, of which EUR 5.7 billion was from ING Direct. (See Appendix 5.5) Funds entrusted to and debt securities of the banking operations increased by EUR 45.5 billion, or 12.0%, to EUR 423.3 billion, caused to a large extent by the continued growth of ING Direct.

Commission income rose 9.7% to EUR 1,352 million, mainly driven by higher securities-related commissions. Management fees were up EUR 97 million, or 34.2%, of which EUR 44 million was caused by

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

the transfer of activities between insurance and banking. Commissions from the securities business rose 19.6%, due to higher activity on the stock markets. Brokerage and advisory fees declined 41.0% to EUR 49 million. Commission from insurance broking rose 13.4% to EUR 76 million, mainly in the Netherlands. (See Appendix 5.6)

Other income increased 5.7% to EUR 664 million. Income from securities and participating interests rose 71.7% to EUR 79 million, despite a one-off loss of EUR 42 million caused by the discount to net asset value on the sale of the Asian cash equities business in the first quarter. Results from financial transactions declined 14.7% to EUR 378 million. The decrease was mainly caused by the loss of EUR 48 million taken by Postbank in the first quarter of 2004 to compensate customers for a disappointing return on investments related to the unit-linked mortgage `MeerWaardehypotheek'. Compared with the very good first quarter of 2004, results from financial transactions in the second quarter fell from EUR 232 million to EUR 146 million, mainly due to lower financial markets results, notably in Belgium. Other results increased 48.9% to EUR 207 million, mainly caused by higher leasing income and higher results from real estate. (See Appendix 5.7)

Total operating expenses increased 5.3% to EUR 4,161 million, due in large part to higher expenses to support the growth of ING Direct. One-off expenses had a limited impact in the first half, as EUR 42 million in costs related to the sale of the Asian cash equities business in the first quarter of 2004 was largely balanced by a provision of EUR 45 million in the second quarter last year to pay for restructuring at ING BHF-Bank and ING Bank France. Excluding those factors, currency effects, and the impact of transfers of activities between insurance and banking, operating expenses increased by a modest 2.6%. The cost/income ratio of the banking activities improved to 65.0% in the first half of 2004, from 68.4% in the first half of 2003 and 70.1% for full-year 2003. The average number of staff declined 0.8% to 63,600 in the first half of 2004.

ING added EUR 265 million to the provision for loan losses in the first half of 2004, compared with EUR 615 million in the same period last year. The addition equalled an annualised 21 basis points of average credit-risk-weighted assets, which is well below the long-term average of about 35 basis points. In the full-year 2003, the addition to provision for loan losses was 46 basis points of average credit-risk-weighted assets. Risk costs declined slightly in the second quarter from the first. ING added EUR 128 million to provisions for loan losses in the second quarter, equal to 20 basis points of credit-risk-weighted assets, compared with EUR 137 million, or 22 basis points, in the first quarter of 2004.

RAROC
The pre-tax Risk-Adjusted Return on Capital (RAROC) of ING's banking operations improved strongly to 23.9% in the first half of 2004, compared with 18.0% in the year-earlier period, due entirely to higher economic returns, notably from Wholesale Banking and ING Direct, as well as continued strong returns from Retail Banking. The full-year 2003 RAROC was 17.0%.


                                  Page 10 of 39
--------------------------------------------------------------------------------

2.1 INSURANCE EUROPE OPERATING PROFIT BEFORE TAX FALLS 3.0%

o PROFIT IN NETHERLANDS DECLINES 7.2% DUE TO HIGHER COSTS, LOWER ONE-OFF GAIN
o INTERNAL RATE OF RETURN FROM DUTCH LIFE BUSINESS IMPROVES TO 11.0%
o VALUE OF NEW LIFE INSURANCE BUSINESS IN EUROPE RISES 48.9% TO EUR 70 MILLION

-------------------------------------------------------------------------------------------------------------------
   TABLE 5. INSURANCE EUROPE PROFIT & LOSS ACCOUNT
                                                      FIRST HALF                           SECOND QUARTER
                                                1H           1H            %           2Q           2Q            %
In EUR million                                2004         2003       Change         2004         2003       Change
-------------------------------------------------------------------------------------------------------------------
Premium income                               6,047        6,351         -4.8        2,505        2,671         -6.2
- of which life                              4,730        4,911         -3.7        2,196        2,242         -2.1
- of which non-life                          1,317        1,440         -8.5          309          429        -28.0
Income from investments                      2,033        2,039         -0.3        1,018        1,103         -7.7
Commission and other income                    233          312        -25.3           85          139        -38.8
                                            ------       ------                     -----        -----
TOTAL OPERATING INCOME                       8,313        8,702         -4.5        3,608        3,913         -7.8

Underwriting expenditure                     6,491        6,876         -5.6        2,703        2,999         -9.9
Other interest expenses                        168          170         -1.2           72           82        -12.2
Operating expenses                             866          846          2.4          461          425          8.5
Investment losses                               14           12         16.7            7            7
                                            ------       ------                     -----        -----
TOTAL OPERATING EXPENDITURE                  7,539        7,904         -4.6        3,243        3,513         -7.7

OPERATING PROFIT BEFORE TAX                    774          798         -3.0          365          400         -8.8
- of which life insurance                      634          679         -6.6          310          348        -10.9
- of which non-life insurance                  140          119         17.6           55           52          5.8

KEY FIGURES
Value of new business*                          70           47         48.9
Internal rate of return**                    12.8%        10.9%
Staff (average FTEs)                        15,800       17,000         -7.1
-------------------------------------------------------------------------------------------------------------------

* 2003 figures represent one-half of full-year 2003 production
** 2003 figures are full-year

FIRST-HALF PROFIT
Operating profit before tax from Insurance Europe declined 3.0% to EUR 774 million, due to lower life insurance results in the Netherlands. Almost all other units, including Belgium, Poland and Hungary, posted higher results. Total operating profit before tax from life insurance in Europe fell 6.6% to EUR 634 million. Operating profit before tax from non-life insurance increased 17.6% to EUR 140 million, driven by an improvement in the claims ratio to 61.9% from 73.6% in the same period last year.

Total operating income declined 4.5% to EUR 8,313 million, mainly due to a 4.8% drop in premium income. Lower life sales in Belgium and the sale of the health insurance business in the Netherlands were only partly offset by growth elsewhere. Life premiums in Belgium and Luxembourg declined 15.9% due to exceptionally high sales of single-premium products in the first half last year. Non-life premiums in the Netherlands declined 11.0% due to the sale of the Dutch health insurance business in the second quarter. Life premiums in the rest of Europe rose 7.9%, excluding the impact of currencies and divestments, mainly driven by higher sales in Central Europe.

Operating expenses rose 2.4% to EUR 866 million. Excluding the impact of divestments, operating expenses rose 13.2%, due to a sharp increase in the Netherlands, including a restructuring provision of EUR 21 million as well as higher pension costs and expenses to reduce backlogs and improve efficiency. Expenses in Belgium were almost flat, while operating expenses in the rest of Europe fell 4.0%.

VALUE OF NEW BUSINESS
The value of new life insurance business written by Insurance Europe was EUR 70 million, an increase of 48.9% compared with one-half of full-year 2003 production. The overall internal rate of return expected on these sales is 12.8%, up from 10.9% in 2003. The improvement in the internal rate of return was seen

                                  Page 11 of 39
--------------------------------------------------------------------------------
largely in the Netherlands, where the company took steps to adjust pricing on single-premium products without a material effect on sales levels.

GEOGRAPHICAL BREAKDOWN INSURANCE EUROPE

-----------------------------------------------------------------------------
   TABLE 6. INSURANCE EUROPE OPERATING PROFIT BEFORE TAX
                              FIRST HALF                 SECOND QUARTER
                         1H      1H         %        2Q        2Q          %
In EUR million         2004    2003    Change      2004      2003     Change
-----------------------------------------------------------------------------
Netherlands             621     669      -7.2       292       333      -12.3
- of which life         503     566     -11.1       249       293      -15.0
- of which non-life     118     103      14.6        43        40        7.5
Belgium                  64      49      30.6        31        26       19.2
- of which life          47      39      20.5        22        20       10.0
- of which non-life      17      10      70.0         9         6       50.0
Rest of Europe*          89      80      11.3        42        41        2.4
                        ---     ---                 ---       ---
Total                   774     798      -3.0       365       400       -8.8
-----------------------------------------------------------------------------
* Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Spain

In the Netherlands, operating profit before tax from the insurance operations declined 7.2% to EUR 621 million, due in part to EUR 29 million lower one-off gains and EUR 9 million lower gains on real estate. Operating expenses excluding divestments increased 16.5% due to a EUR 21 million restructuring provision for life and non-life, higher pension costs, and expenses to improve service at the life insurance business. Life results in the Netherlands fell 11.1% to EUR 503 million, due to higher costs, which were only partially offset by an improved morbidity result and higher investment income. Life premiums showed a moderate increase of 0.9% to EUR 3,070 million. However, the internal rate of return on new life business increased significantly to 11.0% from 8.0% in 2003 as a result of price adjustments, and the value of new business improved from EUR 5 million to EUR 30 million. Profit before tax from the Dutch non-life insurance business rose 14.6% to EUR 118 million, driven by a favourable claims experience from fire and motor insurance, which more than offset a loss of EUR 14 million on the sale of the health insurance business. Non-life premiums fell 11.0% to EUR 1,112 million, due to the sale of the health business. Excluding that impact, non-life premiums rose 0.7%.

In Belgium, operating profit before tax from the insurance operations rose 30.6% to EUR 64 million, bolstered by higher results from both life and non-life insurance. Life results (including Luxembourg) rose 20.5% to EUR 47 million despite a 15.9% drop in life premium income compared with the first half last year, when sales of individual single premium products were exceptionally high. Non-life results climbed 70.0% to EUR 17 million, due to higher results from fire, motor and loss of income/accident insurance. Non-life premiums increased 7.1% to EUR 180 million.

In the Rest of Europe, operating profit before tax increased 11.3% to EUR 89 million, lifted by higher profit from Poland and Hungary. Lower expenses and higher investment and fee income were the main drivers for this development. Excluding the impact of currencies and divestments, life premiums rose 7.9% to EUR 647 million.

--------------------------------------------------------------------------------
   TABLE 7. INSURANCE EUROPE PREMIUM INCOME
                               FIRST HALF                 SECOND QUARTER
                          1H      1H         %         2Q         2Q          %
In EUR million          2004    2003    Change       2004       2003     Change
--------------------------------------------------------------------------------
Netherlands            4,182   4,294      -2.6      1,627      1,717       -5.2
- of which life        3,070   3,044       0.9      1,407      1,370        2.7
- of which non-life    1,112   1,250     -11.0        220        347      -36.6
Belgium                1,193   1,373     -13.1        528        614      -14.0
- of which life        1,013   1.205     -15.9        451        543      -16.9
- of which non-life      180     168       7.1         77         71        8.5
Rest of Europe*          672     684      -1.8        350        340        2.9
                       -----   -----                -----      -----
Total                  6,047   6,351      -4.8      2,505      2,671       -6.2
--------------------------------------------------------------------------------
* Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Spain

                                  Page 12 of 39
--------------------------------------------------------------------------------

2.2 INSURANCE AMERICAS OPERATING PROFIT BEFORE TAX RISES 26.2%

o EXCLUDING CURRENCY EFFECTS, OPERATING PROFIT BEFORE TAX INCREASED 39.1%
o US LIFE SALES RISE 48.6%, ANNUITY SALES UP 51.2% AT CONSTANT EXCHANGE RATES
o CANADA OPERATING PROFIT MORE THAN DOUBLES, DRIVEN BY GOOD UNDERWRITING EXPERIENCE

-------------------------------------------------------------------------------------------------------
   TABLE 8. INSURANCE AMERICAS PROFIT & LOSS ACCOUNT
                                          FIRST HALF                           SECOND QUARTER
                                    1H           1H            %           2Q           2Q            %
In EUR million                    2004         2003       Change         2004         2003       Change
-------------------------------------------------------------------------------------------------------
Premium income                  11,530       11,059          4.3        5,786        5,522          4.8
- of which life                  9,324        8,558          9.0        4,606        4,160         10.7
- of which non-life              2,206        2,501        -11.8        1,180        1,362        -13.4
Income from investments          2,062        2,254         -8.5        1,058        1,057          0.1
Commission and other income        422          417          1.2          226          170         32.9
                                ------       ------                     -----        -----
TOTAL OPERATING INCOME          14,014       13,730          2.1        7,070        6,749          4.8

Underwriting expenditure        12,074       11,787          2.4        6,031        5,724          5.4
Other interest expenses             40           46        -13.0           17           26        -34.6
Operating expenses               1,089        1,137         -4.2          553          576         -4.0
Investment losses                   11          126        -91.3            9           28        -67.9
                                ------       ------                     -----        -----
TOTAL OPERATING EXPENDITURE     13,214       13,096          0.9        6,610        6,354          4.0

OPERATING PROFIT BEFORE TAX        800          634         26.2          460          395         16.5
- of which life insurance          484          456          6.1          260          303        -14.2
- of which non-life insurance      316          178         77.5          200           92        117.4

KEY FIGURES
Value of new business*              82           47         74.5
Internal rate of return**         9.7%         9.0%
Staff (average FTEs)            25,400       26,200         -3.1
-------------------------------------------------------------------------------------------------------

* 2003 figures represent one-half of full-year 2003 production
** 2003 figures are full-year

FIRST-HALF PROFIT
Operating profit before tax from Insurance Americas increased 26.2% to EUR 800 million in the first half of 2004, bolstered by exceptionally low claims at the Canadian non-life insurance business, lower credit-related investment losses and higher asset levels driven by strong sales of core products from the US life business. Profit growth was dampened in part by the decline of all currencies in the region against the euro. Excluding currency effects, operating profit before tax increased 39.1%.

Total operating income increased 2.1% to EUR 14,014 million, driven by higher premium income in the US. Excluding currency impacts, total income increased 12.7%. Premium income rose 4.3% as higher production in the US and Canada was partially offset by lower premiums from Latin America. At constant exchange rates, premium income increased 15.1%. Investment income declined 8.5% to EUR 2,062 million, due mainly to currency effects. At constant exchange rates, investment income increased slightly due to higher asset levels, despite lower yields.

Operating expenses fell 4.2%, due to the decline of most currencies against the euro. At constant exchange rates, expenses increased 5.3%, due to the transfer of some investment management activities from banking to insurance in the US and the consolidation of subsidiaries in Mexico. Excluding those impacts, operating expenses rose 1.1% as a result of higher production and benefit costs.

VALUE OF NEW BUSINESS
The value of new life insurance business written by Insurance Americas increased 74.5% to EUR 82 million compared with one-half of the full-year new business value in 2003, due in part to the inclusion of the Latin American pension business starting in 2004. The overall internal rate of return for the first half of 2004 was

                                  Page 13 of 39
--------------------------------------------------------------------------------

9.7%, up from 9.0% for the full year 2003, due to continued focus on profitable revenue growth in the US and the inclusion of the Latin American pension business.

GEOGRAPHICAL BREAKDOWN INSURANCE AMERICAS

--------------------------------------------------------------------------------
   TABLE 9. INSURANCE AMERICAS OPERATING PROFIT BEFORE TAX
                                    FIRST HALF                SECOND QUARTER
                               1H        1H        %        2Q       2Q        %
In EUR million               2004      2003   Change      2004     2003   Change
--------------------------------------------------------------------------------
United States                 469       423     10.9       250      271     -7.7
Canada                        218        82    165.9       162       68    138.2
Latin America                 113       129    -12.4        48       55    -12.7
- of which Mexico              80       103    -23.8        32       47    -31.9
- of which South America*      33        26     37.5        16        8    100.0
                              ---       ---                ---      ---
Total                         800       634     26.2       460      394     16.8
--------------------------------------------------------------------------------
* Argentina, Brazil, Chile, Peru

The United States insurance businesses reported operating profit before tax of EUR 469 million in the first half of 2004, an increase of 10.9% over the same period last year. Excluding currency impacts, operating profit before tax increased 23.1%. Results improved due to strong asset growth, supported by increased sales, good persistency, higher equity market levels and lower credit losses. In the second quarter, operating profit before tax fell 7.7% from the same period a year earlier, due to the decline of the dollar against the euro. At constant exchange rates, profit in the second quarter was unchanged, as growth in asset levels, higher fee income and lower credit losses were offset by a favourable unlocking of deferred acquisition costs in the second quarter of 2003.

Enhanced product designs in annuities and life insurance, combined with expanded distribution capacity, helped increase market share. Premium income rose 7.6% to EUR 9,364 million in the first half and climbed 19.5% at constant currency rates. Individual life sales in US dollars increased 48.6% driven by new universal life products introduced in the fourth quarter of 2003. Annuity sales increased 51.2% at constant exchange rates, driven by higher sales of equity-indexed fixed annuities, enhanced variable annuity product features, and expanded distribution. The internal rate of return in US dollars rose to 10.2% for the first half, compared with 9.9% for the full year 2003, as a result of pricing discipline.

Composite margins after credit losses increased in the second quarter to 1.45% from 1.44% in the first quarter of 2004. Actions to reduce credited rates improved margins by 6 basis points in the second quarter but were largely offset by higher credit losses. Credit-related investment losses increased to 6 basis points in the second quarter from 1 basis point in the first, but remained substantially below historical levels. The earned rate remained unchanged during the period. Surrender rates were in line with pricing assumptions.

Operating expenses for the first half of 2004 declined 2.3% to EUR 727 million, though at constant exchange rates expenses rose 8.5%. The increase was due mainly to the transfer of some investment management activities previously included under Wholesale Banking to Insurance Americas. Excluding this impact, expenses increased 2.7% due to higher production levels and benefit costs.

The mortality experience in the individual life reinsurance business during the year 2003 was worse than expected. As a result, ING Re is conducting an in-depth study of its mortality experience and assumptions.

In Canada, operating profit before tax from the non-life insurance business more than doubled to EUR 218 million from EUR 82 million in the first half last year. Strong underwriting experience resulted in a record-low combined ratio of 82.7%, compared with 95.1% in the year-earlier period. The business benefited from rate increases filed since 2003, along with lower claims frequency and severity supported by

                                  Page 14 of 39
--------------------------------------------------------------------------------
regulatory caps on certain types of claims in several provinces. The substantial increase in results is expected to soften in the second half of 2004 as rate-reduction actions required by several provinces will have a greater effect. Claims levels are also not expected to remain at the current historically low levels. The second quarter of 2004 also included a EUR 17 million gain on the sale of an investment in an operating subsidiary. Premium income in Canada rose 4.0% to EUR 1,080 million. Higher asset levels also delivered an increase in investment income.

In Mexico, operating profit before tax declined 23.8% to EUR 80 million in the first half of 2004, as a result of currency exchange rates and the sale of the Seguros Bital joint venture in the fourth quarter of 2003. Excluding those impacts, operating profit before tax declined 3.6%. Premiums fell 24.7% to EUR 825 million, due in part to the decline of the Mexican peso against the euro. At constant exchange rates, premiums fell 11.0% due to a strategic decision not to renew less profitable contracts. Claims experience in the non-life business was impacted by several large claims resulting from hail storms and fires, although claims in motor insurance continued to show favourable developments. Operating expenses fell 8.3% to EUR 155 million. Excluding the impact of currency rates as well as the consolidation of subsidiaries in 2004, operating expenses rose 4.7% due to higher investments in Mexico's life insurance distribution.

In South America, operating profit before tax from Chile, Brazil, Peru and Argentina totalled EUR 33 million, up 37.5% from the same period last year, driven by higher results in Chile. Premiums increased 18.6%, lifted by higher annuity premiums in Chile. Operating expenses fell 18.0%, supported by actions in Chile to close branches and offices.

--------------------------------------------------------------------------------------------
   TABLE 10. INSURANCE AMERICAS PREMIUM INCOME
                                      FIRST HALF                        SECOND QUARTER
                                 1H          1H          %          2Q         2Q          %
In EUR million                 2004        2003     Change        2004       2003     Change
--------------------------------------------------------------------------------------------
United States                 9,364       8,706        7.6       4,614      4,247        8.6
Canada                        1,080       1,038        4.0         635        619        2.6
Latin America                 1,086       1,315      -17.4         537        657      -18.3
- of which Mexico               825       1,095      -24.7         397        548      -27.6
- of which South America*       261         220       18.6         140        109       28.4
                             ------      ------                  -----      -----
Total                        11,530      11,059        4.3       5,786      5,523        4.8
--------------------------------------------------------------------------------------------

* Argentina, Brazil, Chile, Peru

                                  Page 15 of 39
--------------------------------------------------------------------------------

2.3 INSURANCE ASIA/PACIFIC POSTS STRONG INCREASE IN OPERATING PROFIT

o EXCLUDING GAIN ON SALE OF AUSTRALIAN BUSINESS, OPERATING PROFIT BEFORE TAX ROSE 75.0%
o PREMIUM INCOME INCREASES 22.4% TO EUR 4,303 MILLION
o VALUE OF NEW LIFE BUSINESS RISES TO EUR 134 MILLION, ACCOUNTING FOR 47% OF ING'S TOTAL

------------------------------------------------------------------------------------------------------
   TABLE 11. INSURANCE ASIA/PACIFIC PROFIT & LOSS ACCOUNT
                                         FIRST HALF                           SECOND QUARTER
                                   1H           1H            %           2Q           2Q            %
In EUR million                   2004         2003       Change         2004         2003       Change
------------------------------------------------------------------------------------------------------
Premium income                  4,303        3,516         22.4        2,227        1,709         30.3
- of which life                 4,080        3,331         22.5        2,100        1,610         30.4
- of which non-life               223          185         20.5          127           99         28.3
Income from investments           546          283         92.9          339          147        130.6
Commission and other income        57           76        -25.0           34           48        -29.2
                                -----        -----                     -----        -----
TOTAL OPERATING INCOME          4,906        3,875         26.6        2,600        1,904         36.6

Underwriting expenditure        4,046        3,319         21.9        2,040        1,610         26.7
Other interest expenses             6            4         50.0            2            2            0
Operating expenses                327          376        -13.0          153          187        -18.2
                                -----        -----                     -----        -----
TOTAL OPERATING EXPENDITURE     4,379        3,699         18.4        2,195        1,799         22.0

OPERATING PROFIT BEFORE TAX       527          176        199.4          405          105        285.7
- of which life                   252          162         55.6          151           95         58.9
- of which non-life               275           14                       254           10

KEY FIGURES
Value of new business*            134          126          6.3
Internal rate of return %**     14.1%        14.7%
Staff (average FTEs)            8,500        8,200          3.7
------------------------------------------------------------------------------------------------------

* 2003 figures represent one-half of full-year 2003 production
** 2003 figures are full-year

FIRST-HALF PROFIT
Operating profit before tax from Insurance Asia/Pacific increased to EUR 527 million from EUR 176 million, including a one-time gain of EUR 219 million from the sale of ING's 50% stake in its Australian non-life insurance joint venture. Excluding that gain, operating profit rose 75.0% to EUR 308 million, led by higher life insurance profits in South Korea and Japan, and very strong results from the Australian non-life insurance joint venture, which was sold as of 30 June 2004. Operating profit from life insurance increased 55.6% to EUR 252 million. Across Asia/Pacific, profits were driven by higher premium income, lower claims and strict cost control.

Premium income rose 22.4% to EUR 4,303 million, fuelled by South Korea and Japan, where premiums increased 40.9% and 52.6% respectively. Double-digit premium growth rates were recorded in Hong Kong, Thailand, India and China. Investment income includes the EUR 219 million gain on the sale of Australian non-life insurance joint venture. Excluding that gain, investment income rose 15.5% as general account assets grew from EUR 13.2 billion at year-end 2003 to EUR 15.0 billion at the end of June.

Operating expenses fell 13.0% reflecting a number of one-off items as well as continued efforts to control costs. The favourable settlement of a wage tax assessment resulted in the release of a EUR 30 million provision in the second quarter of 2004. In Taiwan, premium tax rates fell from 5% to 2% which resulted in a EUR 7.9 million reduction in costs in the first half. Excluding those items, operating expenses declined 3.0% in the first half.

                                  Page 16 of 39
--------------------------------------------------------------------------------

VALUE OF NEW BUSINESS
The value of new life insurance business written by Insurance Asia/Pacific was EUR 134 million in the first half year, accounting for almost half of ING Group's total, and up 6% compared with one-half of the full-year production in 2003. ING invested EUR 182 million to write new life insurance business in the region in the first half of 2004, and the overall internal rate of return expected on this investment is 14.1%. This compares with an overall rate of return of 14.7% in 2003. The decline in IRR is primarily attributable to an increase in the capital levels reflected in the Taiwan business.

GEOGRAPHICAL BREAKDOWN INSURANCE ASIA/PACIFIC

------------------------------------------------------------------------------
   TABLE 12. INSURANCE ASIA/PACIFIC OPERATING PROFIT BEFORE TAX
                            FIRST HALF                    SECOND QUARTER
                         1H        1H         %        2Q        2Q          %
In EUR million         2004      2003    Change      2004      2003     Change
------------------------------------------------------------------------------
Australia               337        63     434.9       285        37      670.3
- of which life          64        48      33.3        32        27       18.5
- of which non-life     273        15                 253        10
Korea                    51        33      54.5        23        27      -14.8
Taiwan                   60        46      30.4        41        18      127.8
Japan                    45        16     181.3        20         6      233.3
Rest of Asia*            34        18      88.9        36        17      111.8
                        ---       ---                 ---       ---
Total                   527       176     199.4       405       105      285.7
------------------------------------------------------------------------------
* Including China, India, Thailand, Indonesia, Hong Kong and Malaysia

In Australia, operating profit before tax jumped to EUR 337 million in the first half from EUR 63 million in the year-earlier period. Excluding the EUR 219 million gain on sale of ING's non-life insurance joint venture, operating profit before tax increased 87.3% to EUR 118 million. The non-life insurance venture with QBE posted an operating profit of EUR 54 million, up from EUR 15 million in the same period last year, as it continued to benefit from higher premium rates and a low claims ratio. ING sold its 50% stake in the venture as of 30 June 2004, and the business will be excluded as of the third quarter. Operating profit before tax from ING's Australian life and wealth management joint venture with ANZ grew 45.6% to EUR 48 million, mainly due to improved capital investment earnings.

In South Korea, operating profit before tax increased 54.5% to EUR 51 million, driven by higher sales of life insurance and higher renewal premiums as well as continued low claim levels. Premium income rose 40.9% to EUR 720 million, or 52.1% in local currency terms. During the second quarter of 2004, ING Life Korea became the largest foreign insurance company and now ranks fourth in the life insurance market in terms of annualised new premiums.

In Taiwan, operating profit before tax increased 30.4% to EUR 60 million in the first half, driven by a 21.0% drop in operating expenses, due in part to a reduction in the premium tax rate as well as strict cost control. Taiwan doubled its programme to strengthen reserves due to the continued low interest rate environment, resulting in a charge of EUR 50 million in the first half of 2004, up from EUR 25 million in the same period last year. The unit increased its focus on selling investment-linked products, which accounted for 40% of new business premium income in the first half. Total premiums fell 0.9% to EUR 1,079 million, but increased 6.2% in local currency terms.

In Japan, operating profit before tax increased to EUR 45 million from EUR 16 million in the year-earlier period, led by higher sales of corporate-owned life insurance and single-premium variable annuities. Premium income increased 52.5% to EUR 1,443 million.

                                  Page 17 of 39
--------------------------------------------------------------------------------

In the Rest of Asia, operating profit before tax rose to EUR 34 million from EUR 18 million in the first half of 2003. In Malaysia, operating profit before tax increased 15.4% to EUR 15 million, driven by growth in sales of employee benefits and individual life insurance. In the developing markets businesses of China, India and Thailand, premium income increased by 23.6%, 288.8% and 30.2% respectively.

-------------------------------------------------------------------------------
   TABLE 13. INSURANCE ASIA/PACIFIC PREMIUM INCOME
                                FIRST HALF                   SECOND QUARTER
                           1H        1H        %         2Q        2Q         %
In EUR million           2004      2003   Change       2004      2003    Change
-------------------------------------------------------------------------------
Australia                 749       690      8.6        384       356       7.9
Korea                     720       511     40.9        380       257      47.9
Taiwan                  1,079     1,089     -0.9        564       553       2.0
Japan                   1,443       946     52.5        747       402      85.8
Rest of Asia*             312       280     11.4        152       141       7.8
                        -----     -----               -----     -----
Total                   4,303     3,516     22.4      2,227     1,709      30.3
-------------------------------------------------------------------------------
* including India, China, Hong Kong, Thailand, Indonesia and Malaysia





                                  Page 18 of 39
--------------------------------------------------------------------------------

2.4  WHOLESALE BANKING OPERATING PROFIT BEFORE TAX RISES 55.6%

o INCOME INCREASES 4.2%, WHILE COST/INCOME RATIO IMPROVES TO 57.8%
o RISK COSTS DECLINE SHARPLY TO EUR 139 MILLION FROM EUR 466 MILLION
o RAROC IMPROVES TO 20.2% FROM 15.8%, SURPASSING ING'S HURDLE

----------------------------------------------------------------------------------------------------------------
   TABLE 14. WHOLESALE BANKING PROFIT & LOSS ACCOUNT
                                                          FIRST HALF                      SECOND QUARTER
                                                    1H          1H           %         2Q          2Q          %
In EUR million                                    2004        2003      Change       2004        2003     Change
----------------------------------------------------------------------------------------------------------------
Interest result                                  1,726       1,772        -2.6        851         865       -1.6
Commission                                         724         683         6.0        322         353       -8.8
Other income                                       654         523        25.0        270         229       17.9
                                                ------      ------                  -----       -----
TOTAL OPERATING INCOME                           3,104       2,978         4.2      1,443       1,447       -0.3

OPERATING EXPENSES                               1,795       1,760         2.0        864         884       -2.3
                                                ------      ------                  -----       -----
Gross result                                     1,309       1,218         7.5        579         563        2.8
Addition to provisions for loan losses             139         466       -70.2         68         205      -66.8
                                                ------      ------                  -----       -----
OPERATING PROFIT BEFORE TAX                      1,170         752        55.6        511         358       42.7

KEY FIGURES
Cost/income ratio                                57.8%       59.1%                  59.9%       61.1%
RAROC (pre-tax)                                  20.2%       15.8%
Total risk-weighted assets* (in EUR billion)     160.7       152.9         5.1
Addition to provisions for loan losses in
basis points of average credit-risk-weighted
assets                                              18          59
Staff (average FTEs)                            24,000      24,800        -3.2
----------------------------------------------------------------------------------------------------------------

* 30 June 2004 compared with year-end 2003

FIRST-HALF PROFIT
Operating profit before tax from Wholesale Banking increased 55.6% to EUR 1,170 million, driven by a sharp decline in risk costs and continued growth in commissions and other income. The wholesale banking business of ING BHF-Bank in Germany was profitable in the first half after posting a loss in the same period last year.

Total operating income increased 4.2% to EUR 3,104 million. Commission income rose 6.0%, while other income increased 25.0%, driven mainly by strong financial markets results in the first quarter and higher asset management results. Other income also includes a one-off loss of EUR 42 million on the sale of the Asian cash equities business, which was booked in the first quarter of 2004. The interest result declined 2.6%, mainly in the Netherlands.

Operating expenses increased 2.0% to EUR 1,795 million. On balance, one-off expenses had a limited impact in the first half. Additional costs of EUR 42 million related to the sale of the Asian cash equities business in the first quarter of 2004 were balanced by a charge of EUR 45 million in the second quarter of 2003 to pay for restructuring at ING BHF-Bank in Germany and ING Bank France. Excluding the one-off costs, currency effects, and the impact of transfers of activities between Insurance and Banking, operating expenses rose 3.2%. The cost/income ratio for Wholesale Banking improved to 57.8% from 59.1% in the first half of 2003 and 63.3% for full-year 2003. The average number of wholesale staff fell 3.2% compared with the first half of 2003, mainly due to the sale of the Asian cash equities business.

The addition to the provision for loan losses declined sharply in the first half to EUR 139 million from EUR 466 million in the same period last year, mainly in the Netherlands, Germany and the Americas. The addition was equal to an annualised 18 basis points of average credit-risk-weighted assets, compared with 59 basis points in the first half last year, and 56 basis points for full-year 2003.

                                  Page 19 of 39
--------------------------------------------------------------------------------

GEOGRAPHICAL BREAKDOWN WHOLESALE BANKING

-------------------------------------------------------------------------------
   TABLE 15. WHOLESALE BANKING OPERATING PROFIT BEFORE TAX
                                    FIRST HALF                  SECOND QUARTER
                                  1H       1H       %       2Q      2Q        %
In EUR million                  2004     2003  Change     2004    2003   Change
-------------------------------------------------------------------------------
Netherlands                      488      444     9.9      241     285    -15.4
Belgium                          443      349    26.9      165     115     43.5
Germany                            8     -124                3    -100
Rest of world                    116       49   136.7       59      45     31.1
Other                            -25      -24              -20      -2
                               ------    ----             ----    ----
SUBTOTAL WHOLESALE BANKING     1,030      694    48.4      448     343     30.6
Asset management*                140       58   141.4       63      15    320.0
                               ------    ----             ----    ----
TOTAL                          1,170      752    55.6      511     358     42.7
-------------------------------------------------------------------------------
* ING Real Estate and Baring Asset Management

In the Netherlands, operating profit before tax from Wholesale Banking increased 9.9% to EUR 488 million, caused by a sharp decline in risk costs supported by the release of some debtor provisions. In the first half of 2004 risk costs were only 4 basis points of average credit-risk-weighted assets, down from 48 basis points in the first half 2003. The gross result was 12.8% lower, mainly due to lower results from the asset and liability-matching book. Total operating income in the Netherlands fell 3.9%, while operating expenses rose 7.2%.

In Belgium, operating profit before tax from Wholesale Banking increased 26.9% to EUR 443 million, lifted by strong financial markets results, particularly in the first quarter, and good cost control. Total income rose 10.8% while operating expenses increased 1.3%. Risk costs were 8 basis points of average credit-risk-weighted assets against 18 basis points in the first half of 2003.

In Germany, the wholesale banking activities of ING BHF-Bank posted an operating profit before tax of EUR 8 million compared with a loss of EUR 124 million in the first half last year. Total income was up 15.5% supported by higher income from financial markets activities. Operating expenses decreased 14.4%, mainly due to the EUR 30 million restructuring provision taken in the second quarter of 2003. The addition to the provision for loan losses fell from 152 basis points of average credit-risk-weighted assets in the first half of 2003 to 84 basis points in the first half this year.

In the rest of the world the wholesale banking activities posted an operating profit before tax of EUR 116 million, more than double the EUR 49 million profit posted in the same period last year. Excluding the book loss and one-off expenses related to the sale of the Asian cash equities business, which totalled EUR 84 million in the first quarter of 2004, operating profit before tax rose four-fold to EUR 200 million. This increase was fully caused by EUR 117 million lower additions to the provision for loan losses and a EUR 37 million lower cost base. Particularly the operating profit before tax in the Americas and UK improved significantly.

The banking asset management units, including ING Real Estate and Baring Asset Management, increased their operating profit before tax to EUR 140 million from EUR 58 million in the first half last year. ING Real Estate posted an operating profit before tax of EUR 118 million, up from EUR 50 million in the first half of 2003, including EUR 26 million from the transfer of the ING Real Estate Investment Management companies from insurance to banking. Excluding that impact, operating profit before tax rose 55.3%, driven by strong revenue growth across all business lines and substantially higher profits from the finance and development activities in the first half of 2004. The purchase of Rodamco Asia NV was consolidated in June, adding about EUR 800 million in assets. Pre-tax profit of Baring Asset Management rose to EUR 22 million from EUR 2 million.

                                  Page 20 of 39
--------------------------------------------------------------------------------

RAROC

The pre-tax Risk-Adjusted Return on Capital for Wholesale Banking improved strongly to 20.2% from 15.8% in the same period last year, driven by higher economic returns. With the exception of the Netherlands, all regions reported improved RAROCs. The wholesale banking activities of ING BHF-Bank in Germany posted a positive RAROC in the first half of 2004, though it was not yet up to ING's hurdle of 18.5%

--------------------------------------------------------------------------------
   TABLE 16. WHOLESALE BANKING RISK-ADJUSTED RETURN ON CAPITAL
                                RAROC % (pre-tax)            ECONOMIC CAPITAL
                                                             (in EUR billion)
                                1H      1H      FY         1H        1H       FY
                              2004    2003    2003       2004      2003     2003
--------------------------------------------------------------------------------
Netherlands                   24.3    29.5    28.2        3.1       3.0      2.9
Belgium                       27.2    24.0    16.1        2.7       2.5      2.7
Germany                        6.7    -3.5    -3.8        1.2       1.3      1.3
Rest of world                 11.6     5.8     5.0        2.1       2.7      2.5
Other                        -36.9   -43.0   -45.4        0.2       0.1      0.3
                                                          ---       ---      ---
SUBTOTAL WHOLESALE BANKING    18.9    15.9    12.6        9.3       9.6      9.7
Asset management*             34.2    15.1    44.0        0.9       0.5      0.4
                                                          ---       ---      ---
TOTAL                         20.2    15.8    13.9       10.2      10.1     10.1
--------------------------------------------------------------------------------
* ING Real Estate and Baring Asset Management






                                  Page 21 of 39
--------------------------------------------------------------------------------

2.5  RETAIL BANKING OPERATING PROFIT BEFORE TAX RISES 37.5%

o INCOME INCREASES 3.6%, WHILE OPERATING EXPENSES FALL 3.0%
o RISK COSTS DROP TO EUR 81 MILLION FROM EUR 126 MILLION
o RAROC IMPROVES FURTHER TO 54.9%

--------------------------------------------------------------------------------------------------------------------
TABLE 17. RETAIL BANKING PROFIT & LOSS ACCOUNT
                                                             FIRST HALF                      SECOND QUARTER
                                                       1H          1H           %         2Q          2Q          %
In EUR million                                       2004        2003      Change       2004        2003     Change
--------------------------------------------------------------------------------------------------------------------
Interest result                                     1,935       1,792         8.0        982         891       10.2
Commission                                            585         534         9.6        304         276       10.1
Other income                                          -47          60                    -28          42
                                                   ------      ------                  -----       -----
TOTAL OPERATING INCOME                              2,473       2,386         3.6      1,258       1,209        4.1

OPERATING EXPENSES                                  1,714       1,767        -3.0        871         878       -0.8
                                                   ------      ------                  -----       -----
Gross result                                          759         619        22.6        387         331       16.9
Addition to provisions for loan losses                 81         126       -35.7         36          74      -51.4
                                                   ------      ------                  -----       -----
OPERATING PROFIT BEFORE TAX                           678         493        37.5        351         257       36.6

KEY FIGURES
Cost/income ratio                                   69.3%       74.1%                  69.2%       72.6%
RAROC (pre-tax)                                     54.9%       45.3%
Total risk-weighted assets* (in EUR billion)         72.8        69.9         4.1
Addition to provisions for loan losses in
basis points of average credit-risk-weighted
assets                                                 22          38
Staff (average FTEs)                               34,600      35,800        -3.4
--------------------------------------------------------------------------------------------------------------------

* 30 June 2004 compared with year-end 2003

FIRST-HALF PROFIT
Operating profit before tax from Retail Banking increased 37.5% to EUR 678 million, driven by continued growth in income and strict cost control, which led to a 22.6% increase in the gross result. Additions to provisions for loan losses also declined sharply.

Total operating income increased 3.6% to EUR 2,473 million in the first half of 2004. Interest income climbed 8.0% due to higher mortgage lending and increased savings, while commission income rose 9.6% mainly driven by securities-related commissions. Other income declined, mainly due to a EUR 48 million loss taken by Postbank in the first quarter of 2004 to compensate customers for a disappointing return on investments related to the unit-linked mortgage product "MeerWaardehypotheek." Excluding the impact of the unit-linked mortgage product, total income increased 5.7%.

Operating expenses from Retail Banking declined 3.0% to EUR 1,714 million as continued cost control offset the impact of the collective labour agreement and higher pension costs. As a result, the cost/income ratio improved to 69.3% from 74.1% in the first half of 2003 and 73.9% for full-year 2003. The average number of retail staff was 3.4% lower than in the same period of 2003.

The addition to the provision for loan losses declined sharply to EUR 81 million from EUR 126 million in the first half last year, mainly in the Netherlands and Poland. The addition was equal to an annualised 22 basis points of average credit-risk-weighted assets compared with 38 basis points in the first half of 2003 and 27 basis points for the full-year.


                                  Page 22 of 39
--------------------------------------------------------------------------------

GEOGRAPHICAL BREAKDOWN RETAIL BANKING

-------------------------------------------------------------------------------
   TABLE 18. RETAIL BANKING OPERATING PROFIT BEFORE TAX
                         FIRST HALF                     SECOND QUARTER
                    1H         1H          %         2Q         2Q           %
In EUR million    2004       2003     Change       2004       2003      Change
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Netherlands        561        446       25.8        313        206        51.9
Belgium            100         34      194.1         43         39        10.3
Poland              11        -11                     8        -10
Other retail*        6         24      -75.0        -13         22
                   ---        ---                   ---        ---
TOTAL              678        493       37.5        351        257        36.6
-------------------------------------------------------------------------------
* mainly ING Vysya Bank, Private Banking rest of world, Kookmin Bank stake,

In the Netherlands, operating profit before tax from retail banking rose 25.8% to EUR 561 million. Total income increased 3.0%, driven by higher interest results. That more than offset the EUR 48 million loss taken by Postbank for the unit-linked mortgage product in the first quarter of 2004. The residential mortgage portfolio in the Netherlands increased by EUR 4.0 billion in the first half to EUR 77.3 billion at the end of June 2004. Operating expenses were 3.2% lower, while risk costs declined from 35 basis points of average credit-risk-weighted assets to 20 basis points in the first half of 2004.

In Belgium operating profit before tax from retail banking rose from EUR 34 million to EUR 100 million, driven by strong income growth. Total income rose 14.8%, due mainly to higher interest results on lending and savings accounts and higher securities-related commissions. Operating expenses increased only 1.8%. Risk costs increased from 18 basis points of average credit-risk-weighted assets to 27 basis points in the first half of 2004.

In Poland, the operating profit before tax of the retail banking activities of ING Bank Slaski turned from a loss of EUR 11 million in the first half of 2003 to a profit of EUR 11 million this year. The swing was mainly due to a 69% decline in risk costs. The level of loan loss provisioning, however, remains high, amounting to 222 basis points of average credit-risk-weighted assets in the first half of 2004.

The other retail banking activities posted a sharp decline in operating profit before tax from EUR 24 million in the first half of 2003 to EUR 6 million this year. The decrease can be fully attributed to lower results on the bond portfolio of ING Vysya Bank in India.

RAROC

The pre-tax Risk-Adjusted Return on Capital for the business line Retail Banking climbed to 54.9% from 45.3% in the first half last year. All regions reported improved RAROCs.

--------------------------------------------------------------------------------
   TABLE 19. RAROC RETAIL BANKING
                      RAROC % (pre-tax)        ECONOMIC CAPITAL (in EUR billion)
                    1H          1H      FY           1H         1H         FY
                  2004        2003    2003         2004       2003       2003
--------------------------------------------------------------------------------
Netherlands       72.4        63.2    62.2          1.6        1.6        1.5
Belgium           47.9        11.5    18.3          0.4        0.5        0.5
Poland            23.8        10.0    19.5          0.1        0.1        0.1
Other retail*      4.3       -20.3     5.4          0.4        0.1        0.4
                                                    ---        ---        ---
TOTAL             54.9        45.3    43.4          2.5        2.3        2.5
--------------------------------------------------------------------------------
* mainly ING Vysya Bank, Private Banking rest of world, Kookmin Bank stake,


                                  Page 23 of 39
--------------------------------------------------------------------------------

2.6  ING DIRECT POSTS OPERATING PROFIT BEFORE TAX OF EUR 203 MILLION

o FUNDS ENTRUSTED JUMP 29% IN FIRST HALF TO EUR 128.2 BILLION
o ING DIRECT ADDED NEARLY 1.5 MILLION NEW CUSTOMERS IN FIRST HALF TO
  10.0 MILLION
o MORTGAGE LENDING PORTFOLIO GROWS 27% TO EUR 26.7 BILLION

-----------------------------------------------------------------------------------------------------------------
   TABLE 20. ING DIRECT* PROFIT & LOSS ACCOUNT
                                                            FIRST HALF                      SECOND QUARTER
                                                       1H          1H          %         2Q         2Q          %
In EUR million                                       2004        2003     Change       2004       2003     Change
-----------------------------------------------------------------------------------------------------------------
Interest result                                       747         390       91.5        396        211       87.7
Commission                                             44          15      193.3         26          8      225.0
Other income                                            6           9      -33.3          3          4      -25.0
                                                    -----       -----                 -----      ------
TOTAL OPERATING INCOME                                797         414       92.5        425        223       90.6

OPERATING EXPENSES                                    549         360       52.5        273        188       45.2
                                                    -----       -----                 -----      ------
Gross result                                          248          54      359.3        152         35      334.3
Addition to provisions for loan losses                 45          23       95.7         24         11      118.2
                                                    -----       -----                 -----      ------
OPERATING PROFIT BEFORE TAX                           203          31      554.8        128         24      433.3

KEY FIGURES
Cost/income ratio                                   68.9%       87.0%                 64.2%      84.3%
RAROC (pre-tax)                                     19.4%        9.7%
Total risk-weighted assets** (in EUR billion)        39.2        28.5       37.5
Addition to provisions for loan losses in basis
points of average credit-risk-weighted assets          26          21
Staff (average in FTE)                              5,000       3,500      +42.9
-----------------------------------------------------------------------------------------------------------------

*  Including ING Card from 2004
** 30 June 2004 compared with year-end 2003

FIRST-HALF PROFIT
Operating profit before tax from ING Direct jumped to EUR 203 million in the first half of 2004 compared with EUR 31 million in the same period a year earlier as it continued to attract new customers and gain critical mass in the markets where it operates. Of the eight countries in which ING Direct is active, it is profitable in six.

Operating income at ING Direct increased 92.5% to EUR 797 million, driven mainly by a 91.5% jump in interest income as a result of continued growth in funds entrusted. Since year-end 2003, total funds entrusted grew by EUR 28.8 billion, or 29.0%, to EUR 128.2 billion. Compared with a year ago, funds entrusted are 61.9% higher. Growth in mortgage lending also boosted income, particularly in the US and Germany. At the end of June, ING Direct had a total mortgage loan portfolio of EUR 26.7 billion, an increase of EUR 5.7 billion from the end of 2003.

Operating expenses at ING Direct increased 52.5% to EUR 549 million as a result of higher costs to handle the continued growth of the business. The cost/income ratio of ING Direct improved to 68.9% from 87.0% in the first half last year. The average number of full-time employees at ING Direct increased 42.9% to 5,000 in the first half of 2004, mainly due to expansion in Germany, the US and the UK.

The addition to the provision for loan losses rose to EUR 45 million in the first half of 2004 from EUR 23 million in the same period last year. Risk costs equalled an annualised 26 basis points of average credit-risk-weighted assets, up from 21 basis points in the first half of 2003, and unchanged from the same level for full-year 2003.

                                  Page 24 of 39
--------------------------------------------------------------------------------

RAROC
The pre-tax Risk-Adjusted Return on Capital for ING Direct improved to 19.4% from 9.7% in the first half of 2003, surpassing ING's hurdle of 18.5%. The increase was due entirely to higher economic returns as the business units reach critical mass. The economic capital increased to EUR 2.4 billion from EUR 1.5 billion in the first half of 2003.

GEOGRAPHICAL BREAKDOWN ING DIRECT

----------------------------------------------------------------------------------------------------------
   TABLE 21.  ING DIRECT OPERATING PROFIT BEFORE TAX (including ING Card)
                                  FIRST HALF                                   SECOND QUARTER
                             1H             1H              %             2Q             2Q              %
In EUR million             2004           2003         Change           2004           2003         Change
----------------------------------------------------------------------------------------------------------
Canada                       29             24           20.8             14             13            7.7
Spain                        22              8          175.0             11              6           83.3
Australia                    30             23           30.4             13             13            0.0
France                        2            -15                             2             -8
US                           76             19          300.0             51             10          410.0
Italy                        -1            -17                             6             -7
UK                          -16            -19                            -5            -13
Germany*                     64              8          700.0             37             10          270.0
                            ---            ---                           ---            ---
SUBTOTAL ING DIRECT         206             31          564.5            129             24          437.5
ING Card                     -3              0                            -1              0
                            ---            ---                           ---            ---
TOTAL                       203             31          554.8            128             24          433.3
----------------------------------------------------------------------------------------------------------

* Including Austria

Of the ING Direct operations, six out of eight countries posted profits in the first half of 2004. Only the UK, which started operations in May 2003, and Italy were loss making in the first half, although Italy turned to profit in the second quarter of 2004. All ING Direct units except France, Italy and the UK are performing above ING's 18.5% hurdle for risk-adjusted return on capital.

The US and Germany posted the strongest profit increases, driven by the continued growth of funds entrusted and number of clients. Developments in the UK have been much better than planned, with higher-than-expected funds entrusted and client numbers resulting in lower start-up losses. Funds entrusted in Australia declined slightly in the second quarter of 2004 due to the impact of the exchange rates and increased competition.

---------------------------------------------------------------------------------------------------------
   TABLE 22. ING DIRECT CLIENTS AND FUNDS ENTRUSTED
                                  NUMBER OF CLIENTS                             FUNDS ENTRUSTED
                                     (x 1,000)                                  (in EUR billion)
                           30 June      31 March      31 Dec.          30 June       31 March     31 Dec.
                              2004          2004         2003             2004           2004        2003
---------------------------------------------------------------------------------------------------------
Canada                       1,009           959          905              8.2            7.6         7.0
Spain                          836           799          753              8.6            8.4         7.9
Australia                      831           777          719              6.9            7.2         6.9
France                         367           354          339              8.6            7.9         7.6
USA                          1,823         1,649        1,399             18.4           15.9        12.8
Italy                          449           433          379              9.5            9.3         7.6
U.K.                           606           471          305             23.4           17.9        11.5
Germany*                     4,097         3,978        3,735             44.6           41.8        38.1
                            ------         -----        -----            -----          -----        ----
TOTAL                       10,018         9,420        8,534            128.2          116.0        99.4
---------------------------------------------------------------------------------------------------------

* Including Austria

                                  Page 25 of 39
--------------------------------------------------------------------------------

3. ASSETS UNDER MANAGEMENT RISE 6.1% TO EUR 490.8 BILLION

Assets under management increased 6.1% to EUR 490.8 billion at the end of June 2004 from EUR 462.7 billion at the end of December 2003. The EUR 28.1 billion increase resulted from a net inflow of EUR 13.7 billion, EUR 8.6 billion from higher stock markets, and EUR 7.8 billion from positive currency rate differences. Divestments had a negative impact of EUR 2.0 billion, mainly due to the deconsolidation of Baring Private Equity Partners. The table below shows the Group's assets under management by business line from a management perspective. Assets sold through the bank distribution channels may be managed by insurance units, and are thus reported under the insurance business lines.

--------------------------------------------------------------------------------
   TABLE 23.  ASSETS UNDER MANAGEMENT BY BUSINESS LINE
                         30 June   31 December      1H %  31 March 2004     2Q %
In EUR billion              2004          2003    Change                  Change
--------------------------------------------------------------------------------
Insurance Europe           145.7         139.6       4.4          145.1      0.4
Insurance Americas         174.4         167.0       4.4          174.7     -0.2
Insurance Asia/Pacific      51.5          43.1      19.5           50.6      1.8
Retail Banking              56.0          52.2       7.3           55.1      1.6
Wholesale Banking           63.2          60.8       3.9           62.3      1.4
                           -----         -----                    -----
TOTAL                      490.8         462.7       6.1          487.8      0.6
--------------------------------------------------------------------------------

FUND INFLOW
The net fund inflow of EUR 13.7 billion was driven mainly by Insurance Asia/Pacific, Retail Banking and ING Real Estate. Insurance Asia/Pacific reported a net inflow of EUR 6.1 billion, driven by strong sales of Money Market Funds and structured products at KB Asset Management in Korea as well as strong life premium growth in Taiwan. ING's Retail Banking businesses accounted for a net inflow of EUR 4.2 billion, driven mainly by the Private Banking business in Belgium. ING Real Estate reported a net inflow of EUR 3.2 billion, lifted by the purchase of Rodamco Asia, which added almost EUR 800 million in assets, as well as the ING Clarion Global Real Estate Income Fund, which was launched in the US in the first quarter with EUR 1.3 billion in assets. The fund, which was sold through ING Funds, was the largest-ever closed-end real estate fund.

--------------------------------------------------------------------------------
   TABLE 24.  ASSETS UNDER MANAGEMENT BY CLIENT CATEGORY
                           30 June               31 March           31 December
In EUR billion                2004                   2004                  2003
-------------------------------------------------------------------------------
Private clients              202.5                  201.7                 187.9
Institutional clients        131.0                  131.1                 125.6
                             -----                  -----                 -----
Third parties                333.5                  332.8                 313.5
Internal clients             157.3                  155.0                 149.2
                             -----                  -----                 -----
TOTAL                        490.8                  487.8                 462.7

Share of third parties       68.0%                  68.2%                 67.8%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   TABLE 25.   ASSETS UNDER MANAGEMENT BY ASSET CLASS
In EUR billion                  30 June 2004                   31 December 2003
--------------------------------------------------------------------------------
Equities                   166.4         34%                161.0           35%
Fixed income               257.0         52%                236.6           51%
Real Estate                 32.8          7%                 28.9            6%
Cash                        34.6          7%                 36.2            8%
                           -----        ----                -----          ----
TOTAL                      490.8        100%                462.7          100%
--------------------------------------------------------------------------------

REAL ESTATE
ING Real Estate's portfolio, including real estate finance, increased to EUR 47 billion at the end of June from EUR 42 billion at the end of 2003, driven mainly by the real estate investment management activities. ING Real Estate Investment Management's assets under management increased by EUR 3.1 billion, due in part to the purchase of Rodamco Asia. In addition, the ING Clarion Global Real Estate Income Fund has grown to more than EUR 2.0 billion in assets.

                                  Page 26 of 39
--------------------------------------------------------------------------------

ING Real Estate Finance continued the international expansion of its activities, notably in the US and Spain. In the first half it completed a major refinancing of the real estate portfolio for Vendex KBB in close co-operation with ING Bank.

ING Real Estate Development showed high turnover of development projects. In the first half, EUR 495 million of projects were sold to institutional investors, compared with EUR 950 million for full-year 2003. Sales included the Spanish shopping centres Vitoria, San Vicente, Logrono, Berceo and Castellon. In addition, a contract was signed with the municipality of Maastricht in the Netherlands for the redevelopment of the Belvedere industrial area into a residential area with 4,000 houses.

PROFIT CONTRIBUTION
The functional operating profit from asset management, which is derived from figures included in the banking and insurance results, increased 20% to EUR 232 million in the first half of 2004. The profit growth was realised mainly within Insurance Americas and the institutional asset management business of Wholesale Banking. Asset management activities accounted for 6% of the group's total operating profit before tax.







                                  Page 27 of 39
--------------------------------------------------------------------------------

APPENDICES

1.     Key figures
2. Consolidated profit and loss account (Insurance/Banking) first half and second quarter
3.     Consolidated balance sheet and changes in shareholders' equity
4.     Condensed consolidated statement of cash flows
5. Additional information: quarterly results, one-off items, specification of realised capital gains on real estate and equities from insurance, insurance profit & loss by life/non-life, bank lending, bank commission income, banking other income
6.     Value of new business at the life insurance operations
7.     Consolidated balance sheet ING Verzekeringen N.V.
8.     Consolidated balance sheet ING Bank Holding N.V.
9.     Information for shareholders








----------------

The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2003. However, starting 1 January 2004, ING adopted the US GAAP accounting standard "Statement of Position 03-1: Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts" for both its Dutch and US accounting. All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets,
(ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

                                  Page 28 of 39
--------------------------------------------------------------------------------

APPENDIX 1.

---------------------------------------------------------------------------------------------------------------------------
   1. KEY FIGURES
                                                           1H         1H           FY          FY          FY           FY
                                                         2004       2003         2003        2002        2001         2000
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET (EUR x billion)
Total assets                                              872        762          779         716         705          650
Shareholders' equity                                       24         19           21          18          22           25

ASSETS UNDER MANAGEMENT (EUR x billion)                   491        452          463         449         513          503

MARKET CAPITALISATION (EUR x billion)                      42         31           39          32          57           83

OPERATING INCOME (EUR x million)
Insurance operations                                   27,552     26,644       53,233      59,449      55,274       34,521
Banking operations                                      6,406      5,777       11,680      11,201      11,111       11,302

OPERATING EXPENSES (EUR x million)
Insurance operations                                    2,318      2,377        4,897       5,203       5,583        5,023
Banking operations                                      4,161      3,952        8,184       8,298       8,186        8,273

ADDITIONS TO THE PROVISION FOR LOAN/INVESTMENT
LOSSES (EUR x million)                                    289        752        1,288       2,099         907          400

PROFIT (EUR x million)
Insurance operations                                    2,058      1,696        3,486       3,170       2,792        2,307
Banking operations                                      1,980      1,210        2,371       1,468       2,170        2,605
                                                      -------    -------      -------     -------     -------       ------
Operating profit before tax                             4,038      2,906        5,857       4,638       4,962        4,912

Operating net profit                                    2,796      2,068        4,053       3,433       3,539        3,388
Capital gains/neg. value adjustment shares                 47        -38          -10         820         713          620
Non-operating net profit                                                                      247         325        7,976
                                                      -------    -------      -------     -------     -------       ------
Net profit                                              2,843      2,030        4,043       4,500       4,577       11,984
Distributable net profit                                2,843      2,030        4,043       4,253       4,252        4,901

FIGURES PER ORDINARY SHARE OF EUR 0.24 NOMINAL VALUE
Operating net profit                                     1.33       1.04         2.00        1.77        1.83         1.76
Net profit                                               1.36       1.03         2.00        2.32        2.37         6.27
Distributable net profit                                 1.36       1.04         2.00        2.20        2.20         2.56
Dividend                                                 0.49       0.48         0.97        0.97        0.97         1.13
Shareholders' equity                                    11.16       9.29        10.08        9.14       11.03        13.04

RATIOS (in %)
ING Group
   Operating return on equity (ROE)                      24.8       23.1         21.5        17.4        15.3         10.3
   Operating net profit growth                             35          6           18          -3           4           27
   Dividend pay-out ratio                                                        48.5        44.1        44.1         43.9
Insurance operations
   Combined ratio                                          89         97           98         102         103          104
   Capital coverage ratio                                 184        171          180         169         180          235
Banking operations
   BIS ratio ING Bank                                   11.27      11.23        11.34       10.98       10.57        10.75
   Tier-1 ratio ING Bank                                 7.65       7.47         7.59        7.31        7.03         7.22
   Cost/income ratio                                     65.0       68.4         70.1        74.1        73.7         73.2

EMPLOYEES (average FTEs)                              113,300    115,500      115,200     113,060     112,000       92,650
---------------------------------------------------------------------------------------------------------------------------

                                  Page 29 of 39
--------------------------------------------------------------------------------

APPENDIX 2.

-------------------------------------------------------------------------------------------------------------------------
   2.1  ING GROUP FIRST-HALF YEAR CONSOLIDATED PROFIT & LOSS ACCOUNT
                                           INSURANCE                BANKING                       TOTAL*
                                            1H          1H          1H         1H          1H          1H           %
In EUR million                            2004        2003        2004       2003        2004        2003      Change
----------------------------------------------------------------------------------------------------------------------
Premium income                          21,894      20,852                             21,894      20,852         5.0
Income from investments of the
insurance operations                     4,716       4,804                              4,608       4,766        -3.3
Interest result banking operations                               4,390      3,917       4,430       3,932        12.7
Commission                                 582         639       1,352      1,232       1,934       1,871         3.4
Other income                               360         349         664        628       1,024         977         4.8
                                        ------      ------       -----      -----      ------      ------
TOTAL OPERATING INCOME                  27,552      26,644       6,406      5,777      33,890      32,398         4.6

Underwriting expenditure                22,612      21,900                             22,612      21,900         3.3
Other interest expenses                    540         534                                472         511        -7.6
Operating expenses                       2,318       2,377       4,161      3,952       6,479       6,329         2.4
Additions to the provision for loan
losses/investment losses                    24         137         265        615         289         752       -61.6
                                        ------      ------       -----      -----      ------      ------
TOTAL OPERATING EXPENDITURE             25,494      24,948       4,426      4,567      29,852      29,492         1.2

OPERATING PROFIT BEFORE TAX              2,058       1,696       1,980      1,210       4,038       2,906        39.0
Taxation                                   538         383         562        295       1,100         678        62.2
Third-party interests                       51          48          91        112         142         160       -11.3
                                        ------      ------       -----      -----      ------      ------
OPERATING NET PROFIT                     1,469       1,265       1,327        803       2,796       2,068        35.2
Capital gains/negative. value
adjustment shares                           47         -15                    -23          47         -38
                                        ------      ------       -----      -----      ------      ------
NET PROFIT                               1,516       1,250       1,327        780       2,843       2,030        40.0
----------------------------------------------------------------------------------------------------------------------

* Including inter-company eliminations.

--------------------------------------------------------------------------------------------------------------------------
   2.2  ING GROUP SECOND QUARTER CONSOLIDATED PROFIT & LOSS ACCOUNT
                                           INSURANCE                BANKING                       TOTAL*
                                            2Q          2Q          2Q         2Q          2Q          2Q            %
In EUR million                            2004        2003        2004       2003        2004        2003       Change
-----------------------------------------------------------------------------------------------------------------------
Premium income                          10,528       9,872                             10,528       9,872          6.6
Income from investments of the
insurance operations                     2,467       2,531                              2,410       2,520         -4.4
Interest result banking operations                               2,227      1,948       2,249       1,947         15.5
Commission                                 281         313         642        635         923         948         -2.6
Other income                               214         151         270        303         484         454          6.6
                                        ------      ------       -----      -----      ------      ------
TOTAL OPERATING INCOME                  13,490      12,867       3,139      2,886      16,594      15,741          5.4

Underwriting expenditure                10,775      10,300                             10,775      10,300          4.6
Other interest expenses                    255         261                                220         249        -11.6
Operating expenses                       1,176       1,188       2,042      1,982       3,218       3,170          1.5
Additions to the provision for loan
losses/investment losses                    15          34         128        290         143         324        -55.9
                                        ------      ------       -----      -----      ------      ------
TOTAL OPERATING EXPENDITURE             12,221      11,783       2,170      2,272      14,356      14,043          2.2

OPERATING PROFIT BEFORE TAX              1,269       1,084         969        614       2,238       1,698         31.8
Taxation                                   308         294         260        150         568         444         27.9
Third-party interests                       26          29          39         59          65          88        -26.1
                                        ------      ------       -----      -----      ------      ------
OPERATING NET PROFIT                       935         761         670        405       1,605       1,166         37.7
Capital gains/negative. value
adjustment shares                           36         598                     99          36         697         n.a.
                                        ------      ------       -----      -----      ------      ------
NET PROFIT                                 971       1,359         670        504       1,641       1,863        -11.9
-----------------------------------------------------------------------------------------------------------------------

* Including inter-company eliminations.

                                  Page 30 of 39
--------------------------------------------------------------------------------

APPENDIX 3.

---------------------------------------------------------------------------------------------------------------
   3.1 ING GROEP N.V. CONSOLIDATED BALANCE SHEET

                                                  30 June    31 December       1H %       31 March         2Q %
In EUR million                                       2004           2003     Change           2004       Change
---------------------------------------------------------------------------------------------------------------
ASSETS

Tangible fixed assets                               1,252          1,311       -4.5          1,286         -2.6
Participating interests                             3,643          3,167       15.0          3,768         -3.3
Investments                                       382,942        335,003       14.3        368,301          4.0
Lending                                           314,379        292,556        7.5        301,367          4.3
Banks                                              70,567         61,060       15.6         63,747         10.7
Cash                                               10,887         11,738       -7.2          8,708         25.0
Other assets                                       66,008         53,473       23.4         61,246          7.8
Accrued assets                                     21,962         20,463        7.3         21,542          2.0
                                                  -------        -------                   -------

TOTAL                                             871,640        778,771       11.9        829,965          5.0

EQUITY AND LIABILITIES

Shareholders' equity                               24,061         21,331       12.8         22,883          5.1
Preference shares of Group companies                1,441          1,783      -19.2          1,839        -21.6
Third-party interests                               1,665          1,730       -3.8          1,607          3.6
                                                  -------        -------                   -------

Group equity                                       27,167         24,844        9.4         26,329          3.2
Subordinated loan                                   4,326          3,252       33.0          3,312         30.6
                                                  -------        -------                   -------

Group capital base                                 31,493         28,096       12.1         29,641          6.2

General provisions                                  2,680          2,740       -2.2          2,900         -7.6
Insurance provisions                              210,816        198,035        6.5        208,101          1.3
Funds entrusted to and debt securities of
the banking operations                            423,261        377,824       12.0        401,761          5.4
Banks                                             131,542        102,115       28.8        114,648         14.7
Other liabilities                                  64,919         61,123        6.2         65,812         -1.4
Accrued liabilities                                 6,929          8,838      -21.6          7,102         -2.4
                                                  -------        -------                   -------

TOTAL                                             871,640        778,771       11.9        829,965          5.0
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
   3.2  CHANGES IN SHAREHOLDERS' EQUITY

In EUR million
---------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AS PER 31 DECEMBER 2003 / 2002                                        21,331        18,254

Net profit                                                                                  2,843         4,043
Revaluations (after tax)                                                                      331           335
Realised capital gains transferred to P&L account                                             -47            10
Write-off of goodwill                                                                         -28          -145
Exchange rate differences                                                                     -37        -1,196
Issue of shares                                                                               784           925
Changes in ING Groep N.V. shares held by Group companies                                        2            50
Dividend paid                                                                              -1,044          -943
Other                                                                                         -74            -2
                                                                                           ------        ------

SHAREHOLDERS' EQUITY AS PER 30 JUNE 2004 / 31 DECEMBER 2003                                24,061        21,331
---------------------------------------------------------------------------------------------------------------

                                  Page 31 of 39
--------------------------------------------------------------------------------

APPENDIX 4.

--------------------------------------------------------------------------------------------
   4. CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                        1H               1H*
In EUR million                                                        2004              2003
--------------------------------------------------------------------------------------------
Net cash flow from operating activities                             43,562            34,840

Investments and advances:
- participating interests                                           -2,217              -109
- investments in shares and property                                -5,547            -3,176
- investments in fixed-interest securities                        -170,162          -158,061
- other investments                                                   -122               -11
Disposals and redemptions:
- participating interests                                              888               141
- investments in shares and property                                 5,658             4,406
- investments in fixed-interest securities                         131,310           125,200
- other investments                                                    348                28
Net investment for risk of policyholders                            -4,265            -6,201
                                                                  --------          --------
Net cash flow from investing activities                            -44,109           -37,783

Subordinated loans of Group companies                                1,000               750
Bonds, loans taken up and deposits by reinsurers                    -1,297            -1,484
Private placements of ordinary shares                                                     32
Private placement of preference shares of group companies             -407
Changes in shares ING Groep N.V.                                       209               451
Cash dividends                                                        -471              -450
                                                                  --------          --------
Net cash flow from financing activities                               -966              -701

Net cash flow                                                       -1,513            -3,644
Cash at beginning of year                                            7,338             7,829
Exchange rate differences                                              107               360
                                                                  --------          --------
CASH AT END OF PERIOD                                                5,932             4,545
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
In this summary, cash comprises the following items:
Short-dated government paper                                        10,613             8,424
Banks, available on demand                                         -15,568           -12,937
Cash and bank balances and call money of the insurance operations   10,887             9,058
                                                                  --------          --------

CASH AT END OF PERIOD                                                5,932             4,545
--------------------------------------------------------------------------------------------

* Restated

                                  Page 32 of 39
--------------------------------------------------------------------------------

APPENDIX 5. ADDITIONAL INFORMATION

-------------------------------------------------------------------------------------------------------------
   5.1  QUARTERLY RESULTS
                                         2Q           1Q           4Q           3Q           2Q            1Q
In EUR million                         2004         2004         2003         2003         2003          2003
-------------------------------------------------------------------------------------------------------------
Life                                    663          562          762          569          702           445
Non-life                                606          227          248          211          382           167
                                      -----        -----        -----        -----        -----         -----
Total insurance operations            1,269          789        1,010          780        1,084           612
Total banking operations                969        1,011          522          639          614           596
                                      -----        -----        -----        -----        -----         -----
OPERATING PROFIT BEFORE TAX           2,238        1,800        1,532        1,419        1,698         1,208

OPERATING NET PROFIT                  1,605        1,191        1,041          944        1,166           902
of which:
Insurance operations                    935          534          698          545          761           504
Banking operations                      670          657          343          399          405           398

In EUR
Operating net profit per ordinary
share                                  0.76         0.57         0.50         0.46         0.58          0.46
NET PROFIT PER ORDINARY SHARE          0.79         0.57         0.50         0.47         0.95          0.08
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
   5.2  ONE-OFF ITEMS
                                         FIRST HALF BEFORE TAX                   FIRST HALF AFTER TAX
                                        1H           1H             %           1H           1H            %
In EUR million                        2004         2003        Change         2004         2003       Change
-------------------------------------------------------------------------------------------------------------
INSURANCE
- old reinsurance business              96          303                         92          247
- sale Australia non-life              219                                     146
                                      -----        -----                     -----        -----
SUBTOTAL INSURANCE                     315          303           4.0          238          247         -3.6

BANKING
- sale of Asian equities business      -84                                     -54
- restructuring provisions                          -45                                     -40
                                      -----        -----                     -----        -----
SUBTOTAL BANKING                       -84          -45         -86.7          -54          -40        -35.0

TOTAL                                  231          258         -10.5          184          207        -11.1
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
   5.3  SPECIFICATION OF REALISED CAPITAL GAINS ON REAL ESTATE AND EQUITIES FROM INSURANCE
                                         FIRST HALF BEFORE TAX                   FIRST HALF AFTER TAX
                                        1H           1H             %           1H           1H            %
In EUR million                        2004         2003        Change         2004         2003       Change
-------------------------------------------------------------------------------------------------------------
REAL ESTATE
- life                                 143          138           3.6
- non-life                              10            8          25.0
                                      -----        -----                     -----        -----
Subtotal                               153          146           4.8           94           93          1.1

EQUITIES                                40          -20                         47          -15
                                      -----        -----                     -----        -----

TOTAL                                  193          126          53.2          141           78         80.8
-------------------------------------------------------------------------------------------------------------


                                  Page 33 of 39
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
   5.4  INSURANCE PROFIT FROM LIFE AND NON-LIFE
                                             FIRST HALF 2004                         FIRST HALF 2003
In EUR million                          Life    Non-life         Total         Life    Non-life          Total
--------------------------------------------------------------------------------------------------------------
Premium income                        18,139       3,755        21,894       16,804       4,048         20,852
Income from investments                4,058         658         4,716        4,220         584          4,804
Commission and other income              989         -47           942          983           5            988
                                      ------       -----        ------       ------       -----         ------
TOTAL OPERATING INCOME                23,186       4,366        27,552       22,007       4,637         26,644

Underwriting expenditure              19,663       2,949        22,612       18,404       3,496         21,900
Other interest expenses                  540                       540          534                        534
Operating expenses                     1,734         584         2,318        1,785         592          2,377
Investment losses                         24                        24          137                        137
                                      ------       -----        ------       ------       -----         ------
TOTAL OPERATING EXPENDITURE           21,961       3,533        25,494       20,860       4,088         24,948

OPERATING PROFIT BEFORE TAX            1,225         833         2,058        1,147         549          1,696
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
   5.5  BANK LENDING
In EUR billion                                     30 June 2004        31 December 2003               % change
--------------------------------------------------------------------------------------------------------------
- Public authorities                                       14.9                    14.9                    0.0
- Other corporate                                         171.5                   160.7                    6.7
                                                          -----                   -----
Total corporate                                           186.4                   175.6                    6.2

- Mortgages                                               114.7                   104.2                   10.1
- Other personal                                           18.0                    17.4                    3.4
                                                          -----                   -----
Total personal                                            132.7                   121.6                    9.1

Provisions for bank lending                                -4.7                    -4.6

TOTAL BANK LENDING                                        314.4                   292.6                    7.5
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
   5.6  BANKING COMMISSION INCOME
                                                             1H                      1H                      %
In EUR million                                             2004                    2003                 change
--------------------------------------------------------------------------------------------------------------
Funds transfer                                              293                     297                   -1.3
Securities business                                         390                     326                   19.6
Insurance broking                                            76                      67                   13.4
Management fees                                             381                     284                   34.2
Brokerage and advisory fees                                  49                      83                  -41.0
Other                                                       163                     175                   -6.9
                                                          -----                   -----
TOTAL                                                     1,352                   1,232                    9.7
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
   5.7  BANKING OTHER INCOME
                                                             1H                      1H                      %
In EUR million                                             2004                    2003                 change
--------------------------------------------------------------------------------------------------------------
Income from securities and participating                     79                      46                   71.7
interests

Result from securities trading portfolio                     94                     281                  -66.5
Result from currency trading portfolio                       86                     -17                   n.a.
Other results from financial transactions                   198                     179                   10.6
                                                          -----                   -----
RESULTS FROM FINANCIAL TRANSACTIONS                         378                     443                  -14.7

Other results                                               207                     139                   48.9
                                                          -----                   -----
TOTAL                                                       664                     628                    5.7
--------------------------------------------------------------------------------------------------------------

                                  Page 34 of 39
--------------------------------------------------------------------------------

APPENDIX 6.

6.1 NEW BUSINESS PRODUCTION AND VALUE BY REGION
The value of new life business written in the first half of 2004 was EUR 286 million. ING invested EUR 906 million to write new life insurance business. The overall rate of return expected on this investment is 11.4%. The value of new business and IRR for 2004 reflect ING's internal capital requirements, including the impact of financial options and guarantees for all business units where these benefits are significant. If ING were to use minimum regulatory capital (200% NAIC risk-based capital in the US, 100% EU capital in Europe, and local regulatory requirements in Asia and Latin America) the value of new business would increase by EUR 57 million and the overall IRR would increase by 1.7% to 13.1%. By region, the IRRs based on the minimum regulatory capital requirements would be 13.0% for Europe, 10.7% for the Americas, and 20.0% for Asia/Pacific.

-------------------------------------------------------------------------------------------------------------------
6.2  BUSINESS PRODUCTION AND VALUE BY REGION
                                      NEW PRODUCTION 1H 2004                      NEW PRODUCTION 1/2 2003
                                                      Value of                                  Value of         FY
                                Annual       Single        New     IRR     Annual      Single        New        IRR
In EUR million                 premium      Premium   Business    in %    Premium     Premium   Business       in %
-------------------------------------------------------------------------------------------------------------------
INSURANCE EUROPE                 202.9      1,494.7       69.9    12.8      170.3     1,557.1       46.8       10.9
- Netherlands                     76.0        696.6       30.2    11.0       80.3       609.9        5.3        8.0
- Belgium                         29.2        501.9       20.0    22.1       14.4       636.9       19.4       23.7
- Rest of Europe                  97.7        296.2       19.7    12.7       75.6       310.3       22.1       14.4
INSURANCE AMERICAS               917.1      8,067.3       81.8     9.7      816.2     7,311.0       47.1        9.0
INSURANCE ASIA/PACIFIC           544.5      1,247.1      133.9    14.1      492.5       794.2      126.0       14.7
- Asia                           514.2        895.8      130.6    14.4      474.9       493.7      122.2       15.0
- Australia                       30.3        351.3        3.3     9.9       17.6       300.5        3.8       11.0
                               -------     --------      -----            -------     -------      -----
TOTAL                          1,664.5     10,809.1      285.6    11.4    1,479.0     9,662.3      220.0       10.9
-------------------------------------------------------------------------------------------------------------------

The expected internal rate of return in developing markets is 13.3.% compared to 15.3% for 2003.

-------------------------------------------------------------------------------------------------------------------
6.3 NEW BUSINESS PRODUCTION AND VALUE IN DEVELOPING MARKETS* BY REGION
                                      NEW PRODUCTION 1H 2004                      NEW PRODUCTION 1/2 2003
                                                      Value of                                  Value of         FY
                                Annual       Single        New     IRR     Annual      Single        New        IRR
In EUR million                 premium      Premium   Business    in %    Premium     Premium   Business       in %
-------------------------------------------------------------------------------------------------------------------
Europe                            65.6          8.4        9.3    11.4       53.6        26.3       12.2       13.9
Americas                         106.2         76.8       11.3    12.0       24.7        38.6       -3.2        4.8
Asia/Pacific                     344.6        144.0       86.3    14.4      340.4        71.2      101.9       16.9
                               -------     --------      -----            -------     -------      -----
TOTAL                            516.4        229.2      106.9    13.3      418.8       136.1      110.8       15.3
-------------------------------------------------------------------------------------------------------------------

* The countries included as developing markets are:
  Europe: Bulgaria, Czech Republic, Hungary, Poland, Romania, Slovakia
  Americas: Argentina, Chile, Mexico, Peru
  Asia/Pacific: China, Hong Kong, India, Korea, Malaysia, Thailand, Taiwan

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

APPENDIX 7.

--------------------------------------------------------------------------------
   7. ING VERZEKERINGEN N.V. CONSOLIDATED BALANCE SHEET

In EUR million                30 June 2004       31 December 2003       % change
--------------------------------------------------------------------------------

ASSETS

Tangible fixed assets                  324                    315            2.9
Participating interests              1,818                  2,587           14.3
Investments                        229,981                215,231            6.4
Cash                                 1,432                  1,848          -22.5
Other assets                         8,235                  7,935            3.8
Accrued assets                      13,764                 12,668            8.7
                                   -------                -------

TOTAL                              255,554                240,584            6.2

EQUITY AND LIABILITIES

Shareholders' equity                13,390                 12,011           11.5
Third-party interests                1,191                  1,187            0.3
Subordinated loans                   2,662                  2,647            0.6
                                   -------                -------

Group equity                        17,243                 15,845            8.8

General provisions                   1,640                  1,665           -1.5
Insurance provisions               210,816                198,035            6.5
Other liabilities                   24,825                 23,973            3.6
Accrued liabilities                  1,030                  1,066           -3.4
                                   -------                -------

TOTAL                              255,554                240,584            6.2
--------------------------------------------------------------------------------

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

APPENDIX 8.

-----------------------------------------------------------------------------------------
   8. ING BANK HOLDING N.V.* CONSOLIDATED BALANCE SHEET

In EUR million                              30 June 2004     31 December 2003    % change
-----------------------------------------------------------------------------------------
ASSETS

Cash                                               9,630               10,135        -5.0
Short-dated government paper                      10,613                6,521        62.8
Banks                                             70,567               61,060        15.6
Loans and advances                               315,721              293,987         7.4
Interest-bearing securities                      177,219              140,032        26.6
Shares                                            11,284                8,882        27.0
Other participating interests                      1,874                1,613        16.2
Property and equipment                             6,442                5,720        12.6
Other assets                                       6,104                4,581        33.2
Accrued assets                                     9,911                9,063         9.4
                                                 -------              -------

TOTAL                                            619,365              541,594        14.4

EQUITY AND LIABILITIES

Banks                                            131,542              102,115        28.8
Funds entrusted                                  346,833              307,793        12.7
Debt securities                                   78,561               72,372         8.6
Other liabilities                                 19,468               17,400        11.9
Accrued liabilities                                7,310                8,815       -17.1
General provisions                                 1,386                1,412        -1.8
                                                 -------              -------
                                                 585,100              509,907        14.7

Fund for general banking risks                     1,332                1,281         4.0
Subordinated liabilities                          16,473               14,516        13.5

Shareholders' equity                              15,476               14,868         4.1
Third-party interests                                496                  553       -10.3
Capital and reserves of Stichting Regio Bank         488                  469         4.1
                                                 -------              -------
Group equity                                      16,460               15,890         3.6

Group capital base                                34,265               31,687         8.1
                                                 -------              -------

TOTAL                                            619,365              541,594        14.4
-----------------------------------------------------------------------------------------

* The accounting principles applied in this balance sheet correspond with those applied in ING Bank N.V.'s Annual Accounts 2003.

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

APPENDIX 9. INFORMATION FOR SHAREHOLDERS

SHARES AND WARRANTS
The average number of shares used for the calculation of net profit per share for the first six months 2004, was 2,091.3 million (1,970.1 million for the first six months 2003). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of June 2004 was 2,158.6 million (including 28.2 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) "A" preference shares of EUR
1.20 nominal value outstanding at the end of June 2004 was 87.1 million. The dividend percentage for the "A" shares for the period from 1 January, 2004 to 1 January 2014 has been set at 4.65%. This dividend will amount to EUR 0.1582 per year until 1 January 2014. This dividend will be paid for the first time in 2005.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of June 2004 was 17.2 million.

In the six months of 2004, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 1,230.1 million (purchases and sales). The highest closing price was EUR 21.20, the lowest EUR 16.73; the closing price at the end of June 2004 was EUR 19.40.

LISTING
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

RATING
Both ING Groep N.V. and ING Verzekeringen N.V. have an A+ rating from Standard & Poor's and an Aa3 rating from Moody's. ING Bank N.V. has an Aa2 rating from Moody's and an AA- from Standard & Poor's. All ratings were confirmed in 2003 and have a stable outlook.

IMPORTANT DATES IN 2004 AND 2005*
6 August 2004                 ING shares quoted ex-interim dividend
6-27 August 2004              Shareholders can indicate choice between cash or stock dividend
30 August - 3 September 2004  Volume-weighted average share price calculated for this period
3 September                   Announcement of exchange ratio for stock dividend
10 September 2004             Payment of 2004 interim dividend
4 November 2004               Publication results first nine months 2004
17 February 2005              Publication of annual results 2004
26 April 2005                 Annual general meeting of shareholders

* All dates shown are provisional.

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



                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ING Groep N.V.
                          (Registrant)



                          By: /s/H. van Barneveld
                              -------------------

                                   H. van Barneveld
                                   General Manager Corporate Control & Finance



                           By: /s/C.F. Drabbe
                               --------------

                                   C.F. Drabbe
                                   Assistant General Counsel




Dated: August 5, 2004

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